Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
by and among
TRUECAR DEALER SOLUTIONS, INC.,
DEALERSCIENCE, LLC,
ANDREW GORDON
AND
TRUECAR, INC.,
Solely for the limited purpose of its obligations under Section 5.6 hereof.
DECEMBER 7, 2018

TABLE OF CONTENTS
Page

Article I PURCHASE AND SALE OF THE INTERESTS	1

1.1	Purchase of Interests 1

1.2	Purchase Price 1

1.3	Purchase Price Adjustments. 1

1.4	Earnout 4

1.5	Further Action 4

Article II CLOSING AND CLOSING PAYMENTS	4

2.1	The Closing 4

2.2	Payment of Closing Consideration. 4

2.3	Closing Deliverables 5

2.4	Withholding 7

2.5	Tax Consequences 7

Article III REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY	7

3.1	Organization, Good Standing, Power and No Subsidiaries. 8

3.2	Authority and Enforceability. 8

3.3	Restrictions on Business Activities 9

3.4	Compliance with Laws; Governmental Permits. 9

3.5	Company Capital Structure. 10

3.6	Company Financial Statements; No Undisclosed Liabilities; Absence of Changes 10

3.7	Tax Matters 14

3.8	Title to, Condition and Sufficiency of Assets. 17

3.9	Intellectual Property 17

3.10	Material Contracts. 26

3.11	Employee Benefit Plans and Employee Matters. 29

3.12	Foreign Corrupt Practices 33

3.13	Litigation 33

3.14	Insurance 33

3.15	Environmental, Health and Safety Matters 34

3.16	Customers and Suppliers. 34

3.17	Interested Party Transactions 34

3.18	Books and Records 34

3.19	Transaction Fees 34

3.20	Officers 35

3.21	No Other Representations 35

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT	35

4.1	Organization and Standing 35

4.2	Authority and Enforceability. 35

4.3	Legal Proceedings 36

4.4	Financial Capability 36

4.5	Investment Representation 36

4.6	Non-Reliance; No Other Representations or Warranties; Disclaimer Regarding Estimates and Projections. 36

Article V ADDITIONAL AGREEMENTS	37

5.1	Confidentiality; Public Disclosure. 37

5.2	Employees 37

5.3	Benefits 37

5.4	Expenses 38

5.5	Tax Matters 38

5.6	Payment Guaranty 41

Article VI POST-CLOSING INDEMNIFICATION	42

6.1	Survival of Representations and Warranties. 42

6.2	Indemnification. 42

6.3	Limitations on Indemnification. 43

6.4	Indemnification Claim Procedures. 44

6.5	Third-Party Claims 45

Article VII GENERAL PROVISIONS	46

7.1	Certain Interpretations 46

7.2	Notices 46

7.3	Amendment; Waiver 47

7.4	Assignment 47

7.5	Severability 48

7.6	Specific Performance and Other Remedies. 48

7.7	Governing Law 48

7.8	Exclusive Jurisdiction; Waiver of Jury Trial. 48

7.9	Entire Agreement 49

7.10	Counterparts 49

7.11	Legal Representation 49

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annex            Description
Annex A        Certain Defined Terms
Exhibit            Description

Exhibit A        Form of Escrow Agreement
Schedules        Description

Schedule 1.4        Earnout Payments
Schedule 2.3(f)(i)    Consents, Waiver and Approvals
Schedule 2.3(f)(ii)    Terminated Agreements
Schedule 5.5(f)        Allocation Schedule Principles

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 7, 2018 (the “Agreement Date”) by and among TrueCar Dealer Solutions, Inc., a Delaware corporation (“Parent”), DealerScience, LLC, a Massachusetts limited liability company (the “Company”), Andrew Gordon, a resident of Massachusetts (“Seller”), and TrueCar, Inc., a Delaware corporation (“Guarantor”), solely for the limited purpose of its obligations under Section 5.6. All capitalized terms that are used but not otherwise defined herein shall have the respective meanings ascribed thereto in Annex A.
WITNESSETH
WHEREAS, Seller owns of record and beneficially all of the issued and outstanding Company Membership Interests;
WHEREAS, Seller desires to sell and transfer, and Parent desires to purchase, all of Seller’s right, title and interest in and to the Company Membership Interests for the Purchase Price, on the terms and subject to the conditions of this Agreement;
WHEREAS, as a material inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement by the parties hereto, Seller is (a) executing and delivering to Parent an Offer Letter (the “Key Employee Offer Letter”) and (b) entering into a Non-Competition and Non-Solicitation Agreement, each of which will be effective only upon the Closing; and
WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the transactions contemplated by this Agreement.
NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE INTERESTS

1.1    Purchase of Interests. Upon the terms and subject to the conditions set forth in this Agreement, concurrently with the execution and delivery of this Agreement (the “Closing”), Seller shall transfer, convey, assign and deliver to Parent, and Parent shall purchase and acquire from Seller, all of Seller’s right, title and interest in, to and under the Company Membership Interests (the “Sale”), free and clear of all Encumbrances.

1.2     Purchase Price. As full and complete consideration for the Company Membership Interests, upon the terms and subject to the conditions set forth in this Agreement, Parent shall deliver (or cause to be delivered) to Seller the Purchase Price.

1.3     Purchase Price Adjustments.

(a)    Pre-Closing Statement. Concurrently with the execution and delivery of this Agreement, the Company is delivering to Parent a written statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of (i) Closing Cash (such estimate, the “Estimated Closing Cash”), (ii) Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness”) and (iii) Closing Third-Party Expenses (such estimate, the “Estimated Closing Third-Party Expenses”), in each case, accompanied by reasonably detailed back-up documentation for such calculations. The Company shall make available to Parent and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Estimated Closing Statement and reasonable access (on prior notice and during business hours) to employees of the Company as Parent may reasonably request in connection with its review of such statement, and will otherwise cooperate in good faith with Parent’s and its Representatives review of such statement and shall take into consideration in good faith any comments of Parent on the Estimated Closing Statement. Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Estimated Closing Statement.

(b)    Post-Closing Statement. As promptly as reasonably practicable, but in no event later than 90 calendar days after the Agreement Date, Parent shall prepare and deliver, or cause to be prepared and delivered, to Seller a written statement (the “Post-Closing Statement”) setting forth in reasonable detail Parent’s calculation of Closing Cash, Closing Indebtedness and Closing Third-Party Expenses, and the Post-Closing Adjustment Amount, in each case accompanied by reasonably detailed back-up documentation for such calculations. If Parent does not prepare any Post-Closing Statement within 90 calendar days after the Agreement Date, the Estimated Closing Statement shall be deemed to be final and binding on the parties hereto and not subject to appeal.

(c)    Review of Post-Closing Statement. Seller shall have 30 days following his receipt of the Post-Closing Statement (the “Review Period”) to review the Post-Closing Statement. During the Review Period, the Resolution Period and any additional period until all items in the Dispute Statement are finally resolved as provided in Section 1.3(d), Parent and the Company shall make available to Seller the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Post-Closing Statement and reasonable access (on prior notice and during business hours) to employees of the Company as the Seller (or his Representatives) may reasonably request in connection with his review of such statement. On or before the expiration of the Review Period, Seller shall deliver to Parent a written statement accepting or disputing each item set forth on the Post-Closing Statement. In the event that Seller disputes an item on a Post-Closing Statement, Seller shall deliver to Parent a statement (a “Dispute Statement”) that includes (i) a reasonably detailed itemization of Seller’s objections and the reasons therefore, together with supporting documentation, information and calculations and (ii) Seller’s alternative calculation of each disputed item. Any component of the Post-Closing Statement that is not disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal. If Seller does not deliver a Dispute Statement to Parent within the Review Period or delivers a statement accepting all items detailed on the Post-Closing Statement, such Post-Closing Statement shall be final and binding on the parties hereto and not subject to appeal.

(d)    Dispute Resolution. If Seller delivers a Dispute Statement during the Review Period, Parent and Seller shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the 30 calendar days immediately following Parent’s receipt of the Dispute Statement, or such longer period as Parent and Seller may mutually agree (the “Resolution Period”). Any such disputed items that are resolved by Parent and Seller during the Resolution Period shall be final and binding on the parties hereto and not subject to appeal. If Parent and Seller do not resolve all such disputed items by the end of the Resolution Period, Parent and Seller shall submit all items remaining in dispute with respect to the Dispute Statement to a “big four” accounting firm reasonably acceptable to each of Parent and Seller (the “Accounting Firm”) for review and resolution. The Accounting Firm shall act as an expert and not an arbitrator. The Accounting Firm shall make all calculations in accordance with the practices used in the preparation of the Estimated Closing Statement, shall determine only those items remaining in dispute between Parent and Seller, and shall not be permitted or authorized to assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. Each of Parent and Seller shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise reasonably cooperate with the Accounting Firm, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality and indemnity agreements, provide the Accounting Firm with access to their respective books, records, personnel and representatives and such other information as the Accounting Firm may reasonably require in order to render its determination. The Accounting Firm shall be instructed to deliver to Parent and Seller a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Parent and Seller) of the disputed items within

30 calendar days of receipt of the disputed items, which determination shall be final and binding on the parties hereto and not subject to appeal, absent manifest error. The fees and expenses of the Accounting Firm shall be borne by Parent, on the one hand, and Seller, on the other hand, based on a percentage equal to (x) the portion of the total amounts disputed not awarded to each such party divided by (y) the total amounts disputed. For example, if Seller challenges the calculation of the Closing Indebtedness by an amount of $100,000, but the Accounting Firm determines that Seller has a valid claim for only $60,000, Seller will bear 40% of the fees and expenses of the Accounting Firm and Parent will bear the other 60% of such fees and expenses.

(e)    Post-Closing Payments.

(i)    If the Post-Closing Adjustment Amount as finally determined pursuant to this Section 1.3 is negative (the absolute value of such negative amount, the “Post-Closing Deficit”), then Seller shall be obligated to pay Parent the Post-Closing Deficit. Payment of any Post-Closing Deficit shall be paid to Parent, (A) first, from the Adjustment Escrow Fund (and not later than five Business Days following such final determination Parent and Seller shall provide a joint written instruction to the Escrow Agent to deliver to Parent an amount in cash equal to the amount of the Post-Closing Deficit from the Adjustment Escrow Fund or, if the Post-Closing Deficit is greater than the Adjustment Escrow Fund, an amount in cash equal to the entire Adjustment Escrow Fund) and (B) second, to the extent that the Post-Closing Deficit is greater than the Adjustment Escrow Fund, the excess amount of the Post-Closing Deficit over the Adjustment Escrow Fund from Seller. For avoidance of doubt, any recovery of any such Post-Closing Deficit shall not be subject to any of the limitations on indemnification set forth in Section 6.3.

(ii)    If the Post-Closing Adjustment Amount as finally determined pursuant to this Section 1.3 is positive (the “Post-Closing Surplus”), then Parent shall pay Seller the Post-Closing Surplus by wire transfer of immediately available funds to the account designated in writing by Seller for such purpose not later than five Business Days following such designation.

(iii)    If, following the final determination of the Post-Closing Adjustment Amount pursuant to this Section 1.3 and any payments that may be required pursuant to Section 1.3(e)(i), the Adjustment Escrow Fund has not been exhausted, not later than 10 Business Days following such final determination Parent and Seller shall provide a joint written instruction to the Escrow Agent to deliver to Seller any amounts remaining in the Adjustment Escrow Fund.

(iv)    “Post-Closing Adjustment Amount” means the net amount (if disputed, as finally determined in accordance with this Section 1.3), equal to

(A)    the Closing Cash, as finally determined pursuant to this Section 1.3, minus the Estimated Closing Cash, as set forth on the Estimated Closing Statement; plus

(B)    the Estimated Closing Third-Party Expenses, as set forth on the Estimated Closing Statement, minus the Closing Third-Party Expenses, as finally determined in accordance with this Section 1.3; plus

(C)    the Estimated Closing Indebtedness, as set forth on the Estimated Closing Statement, minus the Closing Indebtedness, as finally determined in accordance with this Section 1.3.

(f)    Any payment made under this Section 1.3 or Article VI, to the maximum extent permitted by applicable Law, shall be treated, including for all Tax purposes, as an adjustment to the Purchase Price.

1.4    Earnout. Seller may be entitled to additional consideration for the Company Membership Interests as set forth on, and subject to the terms and conditions of, Schedule 1.4 (the “Earnout Payments”).

1.5    Further Action. If at any time from and after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to consummate the Sale, Parent, Seller and the members, officers, directors and managers of the Company and Parent are fully authorized in the name of their respective companies or otherwise to take, and shall take, all such lawful and necessary action.

ARTICLE II
CLOSING AND CLOSING PAYMENTS

2.1    The Closing. Parent and Seller shall consummate the Sale at the Closing. The Closing shall take place by exchange of electronic deliveries and signatures.

2.2    Payment of Closing Consideration.

(a)    Closing Payment. At the Closing, Buyer shall pay to Seller, by wire transfer of immediately available funds to the account(s) designated in writing by the Seller at least three Business Days prior to the Agreement Date, the Closing Payment.

(b)    Delivery of Escrow Funds.

(i)    Escrow Funds.

(A)    At the Closing, Parent shall transfer, by wire transfer of immediately available funds, (I) the Adjustment Escrow Amount to the Escrow Agent to hold in trust as an escrow fund (the “Adjustment Escrow Fund”) under the terms of this Agreement and the Escrow Agreement and (II) the Indemnity Escrow Amount to the Escrow Agent similarly to be held in trust as an escrow fund (the “Indemnity Escrow Fund” and, together with the Adjustment Escrow Fund, the “Escrow Funds”). The parties hereto agree that, for Tax purposes only, Parent is the owner of the cash in the Escrow Funds and that all interest on or other taxable income, if any, earned from the investment of such cash in the Escrow Funds pursuant to this Agreement shall be treated for Tax purposes as earned by Parent.

(B)    Parent, Seller and the Escrow Agent shall enter into an Escrow Agreement in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”). The Escrow Agreement shall be entered into at the Closing, by and among Parent, Seller and the Escrow Agent, and shall provide Parent with recourse against the Adjustment Escrow Fund with respect to Seller’s obligations under Section 1.3(e)(i) until it is exhausted or disbursed pursuant to Section 1.3(e)(iii) and against the Indemnity Escrow Fund with respect to Seller’s obligations under Article VI during the period through the 12-month anniversary of the Agreement Date (the “Escrow Period”), subject to the terms and conditions set forth in the Escrow Agreement. If on the 12-month anniversary of the Agreement Date there are funds remaining in the Indemnity Escrow Fund that are not subject to any Unresolved Claim, Parent and Seller shall promptly provide a joint written instruction to the Escrow Agent to deliver such funds, by wire transfer of immediately available funds, to Seller; provided, that if an Indemnification Claim Notice has been received by Seller and the Escrow Agent prior to the end of the Escrow Period, an amount in respect of the claims set forth in such Indemnification Claim Notice shall be retained by the Escrow Agent until final resolution of such claims. The proceeds in the Escrow Funds shall be distributed to Seller and to Parent at the times, and upon the terms and conditions, set forth in this Agreement and the Escrow Agreement. The Adjustment Escrow Amount and the Indemnity Escrow Amount shall each be held as a trust fund and shall not be subject to any Encumbrance, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

2.3    Closing Deliverables. Concurrently with the execution and delivery of this Agreement, Seller and the Company are delivering to Parent each of the following (the “Closing Deliverables”), and the Company and Seller each represent and warrant to Parent that each such Closing Deliverable, as applicable, is true, correct and complete:

(a)    Company Membership Interests. An assignment of the Company Membership Interests duly executed in a form acceptable to Parent for the transfer of the Company Membership Interests on the books of the Company.

(b)    Tax Forms. (i) A properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable, from each of the Company and from each Person (other than a Tax Authority) entitled to receive any payment of Closing Indebtedness or Closing Third-Party Expenses in connection with the Closing and (ii) a duly authorized and executed certificate of non-foreign status from Seller prepared in accordance with Treasury Regulations Section 1.1445-2(b)(2) and complying with Section 1446(f) of the Code and a properly completed IRS Form W-9 from Seller.

(c)    Key Employee Offer Letter. The Key Employee Offer Letter executed by the Seller.

(d)    Non-Competition and Non-Solicitation Agreement. The Non-Competition and Non-Solicitation Agreement executed by the Seller.

(e)    Escrow Agreement. Seller’s counterpart signature to the Escrow Agreement.

(f)    Consents, Waivers, Releases, Approvals and Terminations.

(i)    Evidence reasonably satisfactory that all necessary notices, consents, waivers and approvals as required in connection with the Sale pursuant to Contracts set forth on Schedule 2.3(f)(i) have been sent or obtained (as applicable).

(ii)    Evidence reasonably satisfactory to Parent that each of the Contracts set forth on Schedule 2.3(f)(ii) has been terminated (or will be terminated as of the Closing) and is of no further force or effect (or will be of no further force or effect as of the Closing).

(g)    Resignation of Officers. An executed resignation letter from each officer of the Company in form and substance acceptable to Parent, effective as of the Closing.

(h)    Payoff Letters and Invoices. (A) An executed payoff letter, dated no more than three Business Days prior to the Agreement Date, with respect to all Closing Indebtedness of the Company owed to such lender and the amounts payable to the lender thereof to (x) satisfy such Indebtedness as of the Agreement Date and (y) terminate and release any Encumbrances related thereto (each, a “Payoff Letter”); and (B) an invoice from each advisor or other service provider to the Company (other than any employee, member, director or officer of the Company) with respect to all Closing Third-Party Expenses estimated to be due and payable to such advisor or other service provider as of the Agreement Date, or a statement from such advisor or other service provider that all Closing Third-Party Expenses estimated to be due and payable as of the Closing have been paid, in either case dated no more than three Business Days prior to the Agreement Date, (each, an “Invoice”).

(i)    Closing Spreadsheet. A spreadsheet (the “Closing Spreadsheet”), dated as of the Agreement Date, setting forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(i)    the number and class of Company Membership Interests held by the sole Member, including the respective certificate numbers (if any) and Member name exactly as shown on such certificate and the date of acquisition of all Company Membership Interests held by such Member;

(ii)    the calculation of the Closing Payment;

(iii)    the Persons to whom Closing Indebtedness is owed and their respective payoff amounts and wire transfer instructions; and

(iv)    the Persons to whom Closing Third-Party Expenses are owed and their respective payoff amounts and wire transfer instructions.

(j)    Company and Seller Closing Certificates.

(i)    Company Financial Certificate. The Company Financial Certificate, validly executed by Seller, solely in his capacity as an officer of the Company.

(ii)    Officer’s Certificate. A certificate from the Company, validly executed by Seller, solely in his capacity as an officer of the Company, for and on the Company’s behalf, certifying as to the terms and effectiveness of the Charter Documents.

(iii)    Certificates of Good Standing. Copies of (i) a certificate of good standing of the Company from the Secretary of the Commonwealth of the Commonwealth of Massachusetts and (ii) a good standing certificate from each other jurisdiction in which the Company is qualified to do business, each of which to be dated within a reasonable period prior to Closing.

(k)    Third-Party Expenses and Indebtedness. At the Closing, Parent shall, by wire transfer of immediately available funds, on behalf of the Company and Seller, as the case may be, and as accounted for in the calculation of the Closing Payment, pay (i) to each lender designated by the Company on the Closing Spreadsheet, to an account designated in the applicable Payoff Letter, the amount of Indebtedness due at Closing to such lender, (ii) all Third-Party Expenses payable to an advisor or other service provider to the Company (other than any employee, member or officer) that remain outstanding as of the Closing to such account or accounts as are designated in the applicable Invoices and by the Company in the Closing Spreadsheet and (iii) all Third-Party Expenses payable to an employee or officer of the Company directly to the Company, and the Company shall pay the Persons to whom such Third-Party Expenses are owing through the Company’s payroll system, subject to applicable withholding.

2.4    Withholding. The Escrow Agent and Parent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as the Escrow Agent or Parent may be required to deduct or withhold therefrom under any provision of federal, state, local or foreign Tax Law or under any Laws or Orders with respect to the making of such payment or delivery; provided, that to the extent any such consideration payable to Seller is other than compensatory in nature and provided that Seller delivers at Closing the documents required under Section 2.3(b)(ii), Parent shall not withhold with respect to such consideration. To the extent any amounts are so deducted or withheld and paid over to the appropriate Governmental Entity or other appropriate Person, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.5    Tax Consequences. Notwithstanding any statement or inference to the contrary in any provision of this Agreement or any other agreement, except as provided in Section 5.5(e), no party shall be considered to have made any representations or warranties regarding the Tax treatment of the Sale, or any of the Tax consequences to the Company or Seller of the Sale. Seller and the Company each acknowledge that Seller and the Company are relying solely on their own respective Tax advisors in connection with this Agreement and the Sale.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY
Subject to the disclosures set forth in the disclosure letter of the Company dated as of the Agreement Date and delivered to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosure on its face), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Parent under this Article III), each of Seller and the Company represent and warrant to Parent as of the Agreement Date:

3.1    Organization, Good Standing, Power and No Subsidiaries.

(a)    The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts. The Company has the limited liability company power to own, operate, distribute and lease its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to result in a Company Material Adverse Effect. The Company is not in violation of any of the provisions of its Charter Documents. The Company has no Subsidiaries, and has never had any Subsidiaries, nor does the Company control, directly or indirectly, or have any direct or indirect equity participation in any other Person. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person.

(b)    The Company has made available true, correct and complete copies of its certificate of organization, as amended to date, and operating agreement, as amended to date (the “Operating Agreement”), each in full force and effect on the date of this Agreement (collectively, the “Charter Documents”). The sole Member has not approved or proposed any amendment to any of the Charter Documents.

(c)    Section 3.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) the names of all beneficial owners of Company Membership Interests and (ii) the names and titles of the managers and officers of the Company.

(d)    Section 3.1(d) of the Company Disclosure Letter lists every jurisdiction in which the Company has Employees or facilities or otherwise conducts its business as of the date of this Agreement.

(e)    Section 3.1(e) of the Company Disclosure Letter sets forth each jurisdiction in which the Company is qualified or licensed to do business.

3.2    Authority and Enforceability.

(a)    This Agreement has been duly executed and delivered by each of Seller and the Company, and each of Seller and the Company has all requisite power and legal capacity to execute and deliver this Agreement and all Related Agreements executed and delivered or to be executed and delivered in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Related Agreements, and to perform his or its obligations hereunder and under the Related Agreements to which Seller or the Company, as applicable, is a party. The execution, delivery and performance of this Agreement and the Related Agreements and the consummation by each of Seller and the Company of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary limited liability company or other action, as applicable, and no other proceedings on the part of Seller or the Company are necessary to authorize this Agreement or to consummate the Sale or the other transactions contemplated hereby. Assuming the due execution and delivery of this Agreement and each Related Agreement by the other parties thereto, this Agreement and each Related Agreement to which Seller or the Company is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of such party, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium or similar Law and judicial decisions from time to time in effect which affect creditors’ rights generally, including the enforceability of creditors’ rights generally.

(b)    The execution and delivery of this Agreement by each of Seller and the Company does not, and the consummation of the Sale will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the Company Membership Interests or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, (A) any provision of the Charter Documents, in each case as amended to date, (B) any Order to which the Company is subject, or (C) except as set forth on Section 3.2(b)(ii)(C) of the Company Disclosure Letter, any Material Contract.

(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement or the consummation of the Sale, except for consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, Seller’s or the Company’s ability to perform or comply with the covenants, agreements or obligations of Seller or the Company herein or to consummate the Sale in accordance with this Agreement and applicable Law.

3.3    Restrictions on Business Activities. Other than the non-competition and non-solicitation provisions applicable to Seller and contained in the Non-Competition and Non-Solicitation Agreement contemplated by this Agreement, there is no Contract or Order binding upon the Company or Seller that (x) restricts or prohibits, (y) purports to restrict or prohibit or (z) has or would reasonably be expected to have, whether before or immediately after consummation of the Sale, the effect of prohibiting, restricting or impairing, in each of clauses (x) through (z), any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, the freedom of the Company or Seller to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

3.4    Compliance with Laws; Governmental Permits.

(a)    The Company has complied in all material respects with, is not (and has never been), in violation in any material respect of, and has not received any notices of violation with respect to, applicable Law the failure to comply with which would result in a Company Material Adverse Effect. This Section 3.4 shall not apply to compliance or violations relating to a Company Employee Plan, as such is addressed in Section 3.11.

(b)    The Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Company’s business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. The Company has not received any written notice or other communication from any Governmental Entity regarding (A) any actual or possible violation of any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the Knowledge of the Company, no such notice or other communication is forthcoming. The Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Sale.

(c)    The representations and warranties set forth in this Section 3.4 do not apply with respect to Taxes.

3.5    Company Capital Structure.

(a)    The authorized membership interests of the Company consist solely of the Company Membership Interests and there are no other equity interests (or other economic interests or rights) of any kind which are authorized or outstanding with respect to the Company. One hundred percent of the issued and outstanding Company Membership Interests are owned beneficially and of record by Seller, free and clear of any and all Encumbrances, and no Company Membership Interests are held in the Company’s treasury. All of the outstanding Company Membership Interests are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of (i) any preemptive or other rights of any Person to acquire securities of the Company or (ii) any applicable federal or state securities Laws, and the rules and regulations promulgated thereunder. There are no outstanding subscriptions, options, convertible securities, rights (preemptive or otherwise), warrants, calls or agreements relating to any equity interests of the Company. Upon delivery to Parent at the Closing of the assignment of Company Membership Interests contemplated by Section 2.3(a), good and valid title to the Company Membership Interests will pass to Parent free and clear of any and all Encumbrances. Other than the Operating Agreement, there are no voting agreements, voting trusts, proxies, registration rights agreements, member agreements or other Contracts with respect to any of the Company Membership Interests. The Company does not have any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, or exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of the Company on any matter.

(b)    There is no Indebtedness of the Company (i) granting its holder the right to vote on any matters on which any Member may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from membership or other equity interests of the Company, that in each case is issued or outstanding as of the Agreement Date (the Indebtedness referred to in clauses (i) and (ii), collectively “Company Voting Debt”).

(c)    As of the Closing, (i) the number of Company Membership Interests set forth in the Closing Spreadsheet as being owned by Seller will constitute the entire interest of Seller in the issued and outstanding Company Membership Interests, (ii) no Person not disclosed in the Closing Spreadsheet will have a right to acquire from the Company any Company Membership Interests and (iii) the Company Membership Interests disclosed in the Closing Spreadsheet will be free and clear of any Encumbrances.

3.6    Company Financial Statements; No Undisclosed Liabilities; Absence of Changes.

(a)    The Company has delivered to Parent its unaudited, internally prepared consolidated financial statements for the period ended December 31, 2017 (including, in each case, balance sheets, statements of operations and statements of cash flows) and its unaudited, internally prepared consolidated financial statements (including, in each case, balance sheets, statements of operations and statements of cash flows) for the period ended September 30, 2018 (collectively, the “Financial Statements”), which are included as Section 3.6(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company and (ii) fairly and accurately present in all material respects the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified.

(b)     The Company has no Liabilities of any nature other than (i) those set forth on or adequately provided for in the balance sheet included in the Financial Statements as of September 30, 2018 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since September 30, 2018 (the “Company Balance Sheet Date”) in the ordinary course of business consistent with past practice that are of the type that ordinarily recur and do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) those incurred by the Company in connection with the execution of this Agreement and (iv) those arising under Material Contracts (other than the payment of liquidated damages or arising as a result of a default or breach thereof) in accordance with their terms and which are readily apparent from the actual text of the Material Contracts. Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. The Company has never guaranteed any debt or other obligation of any other Person.

(c)    Section 3.6(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Indebtedness, including, for each item of Company Indebtedness, any Contract governing the Company

Indebtedness, any assets securing such Company Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Company Indebtedness at the Closing.

(d)    Section 3.6(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e)    The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of the Members, (ii) that transactions are recorded as necessary to maintain accountability for assets and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company. None of the Company, the Company’s accountants nor, to the Knowledge of the Company, any current or former employee, consultant, member or manager of the Company, has identified or been made aware of any fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants, members or managers of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. Neither the Company nor, to the Knowledge of the Company, any Representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data. There has been no material change in the Company accounting policies since the Company’s inception, except as described in the Financial Statements.

(f)    Since the Company Balance Sheet Date, (i) the Company has conducted its business only in the ordinary course of business consistent with past practice, (ii) there has not occurred a Company Material Adverse Effect with respect to the Company and (iii) the Company has not done, caused or permitted any of the following actions to occur:

(A)    Charter Documents. Amended its Charter Documents;

(B)    Merger, Reorganization. Merged or consolidated itself with any other Person or adopted a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(C)    Distributions; Changes in Membership Interests. Declared or paid any distributions (whether in cash, equity interests or other property) in respect of any of its Company Membership Interests or split, combined or reclassified any of its Company Membership Interests or issued or authorized the issuance of any Company Membership Interests or other securities in respect of, in lieu of or in substitution for its Company Membership Interests, or repurchased or otherwise acquired, directly or indirectly, any of its Company Membership Interests except for purchases from former employees, non-employee managers and consultants in accordance with agreements providing for the repurchase of equity interests in connection with any termination that are outstanding as of the Agreement Date;

(D)    Issuance of Equity Interests. Issued, delivered, granted, transferred, pledged, sold or otherwise disposed of, or authorized or proposed the issuance, delivery, grant, transfer, pledge, sale or other disposition of, or purchased or proposed the purchase of, any Company Voting Debt or any Company Membership Interests or other equity of the Company, or entered into or authorized or proposed to enter into any Contracts of any character obligating it to effect any of the foregoing in respect of any Company Membership Interests or other equity of the Company;

(E)    Employees; Consultants; Independent Contractors; Members. (I) Hired, or offered to hire, any additional officers, or any consultants or independent contractors, (II) terminated the employment, changed the title, office or position, or materially reduced the responsibilities or terms and conditions of employment of any employee of the Company, (III) entered into, amended or extended the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, or change of control agreement with any officer, employee, consultant or independent contractor, (IV) entered into any Contract with a labor union or collective bargaining agreement (unless required by Law) or (V) added any new Members;

(F)    Loans and Investments. Made any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgiven or discharged in whole or in part any outstanding loans or advances, or prepaid any indebtedness for borrowed money;

(G)    Intellectual Property. Except for non-exclusive licenses in connection with the provision of the Company’s products and services in the ordinary course of business and consistent with past practice, transferred or licensed from any Person any rights to any Intellectual Property, transferred or licensed to any Person any rights to any Company Intellectual Property or transferred or provided a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);

(H)    Privacy. Materially amended or replaced any Company Privacy Policy;

(I)    Patents. Taken any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(J)    Acquisitions and Dispositions. Acquired or agreed to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquired or agreed to acquire any assets that are material, individually or in the aggregate, to its business, or entered into any Contract with respect to a joint venture, strategic alliance or partnership, or sold, leased, licensed or otherwise disposed of or encumbered (other than Permitted Encumbrances) any of its properties or assets, other than sales and non-exclusive licenses of Company Products in the ordinary course of business consistent with past practice, or entered into any Contract with respect to the foregoing;

(K)    Leases. Entered into any operating lease or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(L)    Indebtedness. Incurred any Indebtedness or guaranteed any such Indebtedness or issued or sold any debt securities or guarantee any debt securities of others;

(M)    Payment of Obligations. (I) Paid, discharged or satisfied (1) any Liability to any Person who is an officer, member or manager of the Company, other than compensation due for services as an officer or manager, or (2) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Third-Party Expenses, (II) deferred payment of any accounts payable other than in the ordinary course of business consistent with past practice or (III) given any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(N)    Capital Expenditures. Made any capital expenditures, capital additions or capital improvements;

(O)    Insurance. Materially changed the amount of, or terminated, any insurance coverage;

(P)    Employee Benefit Plans; Pay Increases. (I) Adopted, terminated or amended any Company Employee Plan or any compensation benefit plan, including any equity issuance or option plan, or amended any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Law or as necessary to maintain the qualified status of such plan under the Code, (II) materially amended any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, (III) paid any bonus to any employee or non-employee manager or consultant or (IV) increased the salaries, wage rates or fees of its employees or consultants (other than, with respect to clauses (III) and (IV), as required under applicable Law or pursuant to preexisting plans, policies or Contracts that have been disclosed to Parent and are set forth on Section 3.6(f)(iii)(P) of the Company Disclosure Letter);

(Q)    Severance Arrangements. Granted or paid, or entered into any Contract providing for the granting of, any severance, change of control benefits, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been disclosed to Parent and are set forth on Section 3.6(f)(iii)(Q) of the Company Disclosure Letter);

(R)    Lawsuits; Settlements. (I) Commenced a lawsuit other than (1) for the routine collection of bills or (2) in such cases where it in good faith determined that failure to commence suit would result in the material impairment of a valuable aspect of its business or (II) settled or agreed to settle any pending or threatened lawsuit or other dispute;

(S)    Taxes. Made or changed any material election in respect of Taxes, adopted or changed any accounting method in respect of Taxes, filed any amendment to any Tax Return, entered into any Tax sharing, Tax indemnification or similar agreement (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), assumed any Liability for the Taxes of any other Person (whether by Contract or otherwise), entered into any closing agreement under Section 7121 of the Code or similar provision of state, local or non-U.S. Tax law, settled any claim or assessment in respect of Taxes, consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, surrendered any right to claim a refund of Taxes or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax Liability of Parent or its Affiliates (including the Company) for any period ending after the Agreement Date or decreasing any Tax attribute of the Company existing on the Agreement Date;

(T)    Accounting. Changed accounting methods or practices (including any change in depreciation or amortization policies) or revalued any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Parent;

(U)    Encumbrances. Placed or allowed the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(V)    Interested Party Transactions. Entered into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Section 3.17 of the Company Disclosure Letter; and

(W)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (A) through (V).

(g)    The accounts receivable as reflected on the Company Balance Sheet arose in the ordinary course of business and represented bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts have been prepared in accordance with the Company’s past practice. The accounts receivable of the Company arising after the Company Balance Sheet Date and before the Agreement Date arose or shall arise in the ordinary course of business and represented or shall represent bona fide claims against debtors for sales and other charges. None of the accounts receivable of the Company is subject to any claim of offset, recoupment, setoff or counter-claim. No material amount of accounts receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any of such accounts receivable and no agreement for deduction or discount has been made with respect to any of such accounts receivable.

3.7    Tax Matters.

(a)    The Company and Seller have properly completed and timely filed all Tax Returns required to be filed (taking into account any extension of time to file not exceeding six months) by or with respect to the Company on or prior to the Agreement Date and each has timely paid all Taxes required to be paid by or with respect to the Company (whether or not shown on any Tax Return). All such Tax Returns are true, complete and accurate in all material respects and have been prepared in compliance with Law. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

(b)    The unpaid Taxes of the Company did not, as of the Company Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto). Since the Company Balance Sheet Date, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)    No deficiencies for Taxes of or with respect to the Company have been claimed, proposed or assessed by any Tax Authority in writing. There is no claim for Taxes that has resulted in an Encumbrance (other than statutory liens for Taxes not yet due or payable) against any of the assets of the Company. There is no past, pending or, to the Knowledge of the Company, threatened Action associated with any Tax Return of or relating to the Company that has been or is being conducted by a Tax Authority. Neither the Company nor Seller (with respect to the Company) has received from any Tax Authority (including jurisdictions where the Company or Seller has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review or (ii) notice of deficiency or proposed adjustment for any amount of Tax. There is no waiver or extension of any statute of limitations on the assessment of any Taxes granted with respect to any Tax Return of the Company or Seller (with respect to the Company) currently in effect, and there is no agreement to any extension of time for filing any Tax Return of the Company or Seller that has not been filed. No issues relating to Taxes of the Company or Seller (with respect to the Company) were raised by the relevant Tax Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a taxable period (or portion thereof) ending after the Agreement Date.

(d)    The Company has made available to Parent true, correct and complete copies of all federal, state, local and foreign Tax Returns for the Company and Schedule C of Seller’s U.S. federal income tax return for all taxable years remaining open under the applicable statute of limitations, and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of Taxes of the Company.

(e)    Neither the Company nor Seller has received any claim by any Governmental Entity in a jurisdiction where the Company or Seller does not file Tax Returns that the Company or Seller (with respect to the Company) is or may be subject to taxation by that jurisdiction. Neither Seller (with respect to the Company) nor the Company has received or requested any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity). No power of attorney with respect to Taxes has been granted with respect to the Company.

(f)    Seller (with respect to the Company) and the Company have disclosed on their Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Law. Neither Seller nor the Company has participated in, and is not currently participating in, any transaction that was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither Seller nor the Company has participated in, or is currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Law.

(g)    None of the Company or any of its predecessors has (i) ever been a member of a consolidated, combined, unitary or aggregate group, (ii) ever been a party to or bound by any Tax sharing, Tax indemnity, Tax allocation or similar agreement (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) (iii) ever had any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law, including any arrangement for group or consortium relief or similar arrangement) as a transferee or successor, by Contract or otherwise.

(h)    The Company does not have, nor has it ever had, any direct or indirect ownership interest in any trust, partnership, corporation, limited liability company, or other “business entity” for U.S. federal income tax purposes and has never been a party to any other Contract or arrangement that could be treated as a partnership for U.S. federal income tax purposes.

(i)    Since its formation, the Company has been properly classified as an entity that is disregarded as an entity separate from Seller for U.S. federal income Tax purposes, and has had comparable status under the Laws of any other jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. The Company has never filed an entity classification election Form 8832 under Section 7701 of the Code or an election under Section 1362 of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(j)    The Company is not subject to Tax in any jurisdiction other than the Company’s country of organization or formation by virtue of having employees, a permanent establishment or any other place of business in such other jurisdiction.

(k)    The Company has (i) complied with all Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 1472 of the Code or similar provisions under any foreign Law), (ii) collected or withheld (within the time and in the manner prescribed by Law) from any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party and paid over to the proper Tax Authority all amounts required to be so collected or withheld and paid over under all applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding Laws, (iii) timely filed all withholding and information Tax Returns (including Forms W-2, 1099 and 1042) and (iv) maintained in all material respects all required records with respect thereto, for all periods through and including the Agreement Date.

(l)    The Company has no property or obligation, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that is, or may become, escheatable or reportable as unclaimed property to any Governmental Entity under any applicable escheatment, unclaimed property or similar Laws.

(m)    The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Agreement Date as a result of (i) any change in method of accounting, or use of an improper method of accounting, for a Taxable period or portion thereof ending on or prior to the Agreement Date, (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) executed on or prior to the Agreement Date, (iii) any installment sale or open transaction disposition made on or prior to the Agreement Date, (iv) an election under Section 108(i) of the Code made on or prior to the Agreement Date, (v) a prepaid amount received or deferred revenue accrued on or prior to the Agreement Date.

(n)    Each Company Employee Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, complies in all material respects in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Company Employee Plan is subject to tax under Section 409A of the Code. The Company is not a party to, or otherwise obligated under, any Contract that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.

(o)    There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company to which the Company is a party or by which the Company, or any of its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Sale (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(p)    The Company has collected, remitted and reported to the appropriate Tax Authority all sales, use and value added Taxes required to be so collected, remitted or reported pursuant to all applicable Tax Laws.

3.8    Title to, Condition and Sufficiency of Assets.

(a)    The Company has title to, or valid leasehold interest in all of its properties and assets, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Section 3.8(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company. The Company has provided to Parent true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not own, nor has it ever owned, any real property.

(b)    The assets and properties owned, leased and licensed by the Company (i) constitute all of the assets and properties that are necessary for the Company to conduct and operate the Company’s business as it is currently conducted and (ii) constitute all of the assets and properties that are used in the conduct of the Company’s business as it is currently conducted.

3.9    Intellectual Property.

(a)    As used herein, the following terms have the meanings indicated below:

(i)    “Company Data” shall mean all data available from the sources listed on Section 3.9(a)(i) of the Company Disclosure Letter, and other data and metadata (including Personal Data) processed in connection with the marketing, delivery or use of any Company Product or the operation of Company’s business.

(ii)    “Company Intellectual Property” shall mean any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company pursuant to a written and enforceable Contract.

(iii)    “Company Intellectual Property Agreement” shall mean any Contract relating to any Company Intellectual Property to which the Company or Seller is a party or bound by, except for Contracts for Third-Party Intellectual Property that are generally, commercially available software and (A) are not material to the Company, (B) have not been modified or customized for the Company and (C) have a total replacement cost of less than $10,000.

(iv)    “Company-Owned Intellectual Property” shall mean any and all Intellectual Property that is owned or purported to be owned by the Company.

(v)    “Company Privacy Policies” shall mean, collectively, any and all (A) of the Company’s data privacy or security policies, whether applicable internally, or published on Company Websites, (B) public representations (including representations on Company Websites regarding privacy, security, Privacy Laws or the Processing of Company Data), (C) industry self-regulatory obligations and commitments, and (D) Contracts with third parties relating to the Processing of Company Data or services involving such Processing.

(vi)    “Company Products” shall mean all products and services produced, marketed, licensed, sold, distributed, performed, supported or maintained by or on behalf of the Company and all products or services currently under development by the Company.

(vii)    “Company Registered Intellectual Property” shall mean United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned or purported to be owned by, the Company.

(viii)    “Company Source Code” shall mean, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(ix)    “Company Websites” shall mean all websites owned, operated or hosted by the Company or through which the Company conducts its business (including those web sites operated using the domain names listed in Section 3.9(c) of the Company Disclosure Letter), and the underlying platforms for such websites.

(x)    “ICT Infrastructure” shall mean the information and communications technology infrastructure and systems (including software, hardware, firmware, networks, and the Company Websites) that is used in the Company’s business.

(xi)    “Intellectual Property” shall mean (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xii)    “Intellectual Property Rights” shall mean any and all intellectual property rights and proprietary rights throughout the world, including all rights in, arising out of, or associated therewith with any of the following: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, social media handles and accounts, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(xiii)    “Open Source Materials” shall mean software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xiv)    “Personal Data” shall mean any information that (A) relates to an identified or identifiable natural Person or otherwise constitutes personally identifiable information, personal information, personal data or similar information protected by Law, including a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, health information, consumer report information, device identifiers, transaction identifier, IP addresses, physiological and behavioral biometric identifiers or any other piece of information that alone or in combination with other information directly or indirectly collected, held or otherwise managed by or for the Company allows the identification of or contact with a natural Person or a particular computing system or device, or with respect to which there is a reasonable basis to believe it can be used to identify a natural person (and which, for greater certainty, includes all such information with respect to employees); any information that is associated, directly or indirectly (by, for example, records linked via unique keys), to any of the foregoing or (B) any information that relates to an identified or identifiable legal entity, where such information constitutes or is protected in a manner similar to other categories of Personal Data under Privacy Laws applicable to the Company.

(xv)    “Privacy Laws” shall mean each Law relating to the confidentiality, secrecy, security, protection, disposal, international transfer or other Processing of Personal Data, and incident reporting and data breach notifying requirements regarding Personal Data, including (I) the EU Data Protection Directive 95/46/EC, the EU General Data Protection Regulation 2016/679, the EU e-Privacy Directive 2002/58/EC as amended by Directive 2009/136/EC or further amended or replaced from time to time, and any relevant national implementing legislation, and any substantially similar local legislation, including the recommendations and deliberations of the relevant privacy commissioners and other privacy, personal information protection, and data protection authorities, (II) the Fair Credit Reporting Act and any state Laws applicable to consumer reports; (III) the Driver Privacy Protection Act or any state driver privacy protection Laws; (IV) any biometric privacy Laws; (V) Laws restricting unfair or deceptive practices in connection with the Processing of Personal Data; and (VI) Laws applicable to direct marketing, e-mails, text messages or telemarketing.

(xvi)    “Process” or “Processing” shall mean, with respect to data, the creation, use, collection, processing, structuring, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction of such data.

(xvii)    “Proprietary Information and Technology” shall mean any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xviii)    “Third-Party Intellectual Property” shall mean any and all Intellectual Property owned by a Person other than the Company or any of its Affiliates.

(b)    Status.    The Company has full and sole title to and ownership of all Company-Owned Intellectual Property, free and clear of any Encumbrances. The Company Intellectual Property collectively constitutes all of the Intellectual Property necessary for the Company’s conduct of, or that are used in or held for use for, the Company’s business following Closing without: (i) the need for Parent to acquire or license any other intangible asset, intangible property or Intellectual Property Right and (ii) the breach or violation of any Contract. The Company has not transferred ownership of, or granted any exclusive rights in, any Company-Owned Intellectual Property to any third party except as set forth in Section 3.9(b) of the Company Disclosure Letter. Without limiting the generality of the foregoing, the Company owns all Company Data free and clear of any Encumbrances, or the Company has all authorizations as may be required to Process such Company Data. The Company has all necessary and required rights to license, use, sublicense and distribute the data contained in the Company Data in the manner in which such licensing, use, sublicensing and distribution is currently conducted by or on behalf of the Company.

(c)    Company Registered Intellectual Property. Section 3.9(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company within 90 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), subsisting, and (if issued) enforceable. All registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required as of the date of this Agreement to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has made available to Parent all of the Company’s pending applications with respect to Company Registered Intellectual Property.

(d)    Company Products. Section 3.9(d) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company during the prior three years, including any Company Product currently under development and scheduled for commercial release within 90 days following the date of this Agreement and its estimated release date.

(e)    No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company or any developer, inventor or other contributor to such Company-Owned Intellectual Property (i) operating under any grants from any Governmental Entity or agency, university or private source, (ii) performing research sponsored by any Governmental Entity or agency, university or private source or (iii) subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party, in each case that could adversely affect the Company’s rights in, or give any such third-party rights in or to, such Company-Owned Intellectual Property.

(f)    Founder. All rights in, to and under all Intellectual Property created by Seller related to the Company’s business (i) prior to the inception of the Company or (ii) prior to his commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that Seller is unwilling to provide Parent or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.

(g)    Invention Assignment and Confidentiality Agreement. The Company has secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and the Company has obtained the waiver of all non-assignable rights in and to such Intellectual Property. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information, invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has made available to Parent copies of all forms of such proprietary information, invention disclosure and Intellectual Property assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has provided to Parent copies of all such actual assignments.

(h)    No Violation. No current or former Author: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such Author’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such Author has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the immediately foregoing sentence.

(i)    Confidential Information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company (collectively, “Confidential Information”). All current and former employees, consultants, advisors and independent contractors of the Company and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company has implemented and maintains commercially reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies similar in size and development as the Company and offering similar services. The Company in the past three years has not experienced any breach of security of or other unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s possession, custody or control. Neither the Company nor any of its Affiliates has breached and, to the Knowledge of the Company, no third party has breached, any Contract relating to any Confidential Information.

(j)    Non-Infringement of Third Party Intellectual Property. The Company has no Liability for infringement, misappropriation, or other violation of any Third-Party Intellectual Property. The operation of the Company’s business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision or use of any Company Product or Company-Owned Intellectual Property and (ii) the Company’s use of any product, device, process or service used in the Company’s business as previously conducted, currently conducted and as proposed to be conducted by the Company, has not, does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or otherwise violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Law of any jurisdiction in which Company conducts its business or in which Company Products are marketed, distributed, licensed or sold (and there is no basis for any such claim). The Company has not been sued in any Action or received any written communications (including any third-party reports by users) alleging that the Company has infringed, misappropriated, or otherwise violated or, by conducting its business, would infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Action, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, or that may affect the validity, use or enforceability of any Company Intellectual Property.

(k)    Licenses; Agreements.

(i)    Except as set forth in Section 3.9(k)(i) of the Company Disclosure Letter, The Company has not granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of nonexclusive end user licenses entered into by customers of the Company Products in the ordinary course (copies of which have been provided to Parent), and the Company is not otherwise bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property. All such licenses referenced in the previous sentence have been granted solely on a software-as-a-service basis.

(ii)    Except as set forth in Section 3.9(k)(ii) of the Company Disclosure Letter, the Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products.

(l)    Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements, and without limiting the representations in Section 3.9(k) hereof:

(i)    Each such agreement is valid and subsisting and has, where required by applicable Law, been duly recorded or registered;

(ii)    The Company is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement) in breach of any Company Intellectual Property Agreement and the consummation of the Sale will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii)    To the Knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv)    At and after the Closing, the Company (as a wholly owned subsidiary of Parent) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Sale not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;

(v)    There are no Actions pending or, to the Knowledge of the Company, threatened regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;

(vi)    None of the Company Intellectual Property Agreements grants any third-party exclusive rights to or under any Company-Owned Intellectual Property;

(vii)    None of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company-Owned Intellectual Property;

(viii)    The Company has obtained valid, written, non-terminable (other than for cause) licenses (sufficient for the conduct of its business as currently conducted) to all Third-Party Intellectual Property (other than Open Source Software) that is incorporated into, integrated or bundled by the Company with any of the Company Products; and

(ix)    No third party that has licensed Intellectual Property Rights to the Company has ownership or license rights to improvements or derivative works made by the Company in the Third-Party Intellectual Property that has been licensed to the Company.

(m)    Non-Contravention. None of the execution and performance of this Agreement and/or the consummation of the Sale will result in: (i) Parent or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Parent or any of its Affiliates, (ii) Parent or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Parent or the Company being obligated post-Closing to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Sale or (iv) any limitation, restriction or termination of, or other material impact that adversely affects the scope or validity of, any Company Intellectual Property or Parent’s use, transfer, registration, licensing or other exploitation of any Company Intellectual Property following the Closing, in each case solely to the extent that any such effect is caused by or attributable to any Company Intellectual Property Agreement.

(n)    Company Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to Authors and subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of the Sale will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o)    Open Source Software.

(i)    Section 3.9(o) of the Company Disclosure Letter identifies all Open Source Materials used in or distributed with any Company Products, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials.

(ii)    The Company has not (A) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (B) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (C) used Open Source Materials, in such a way that, with respect to clauses (A), (B) or (C), creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grants, or purports to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use or modification of such Open Source Materials that other software incorporated into or derived from such Open Source Materials be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works or (z) redistributable at no charge).

(p)    Information Technology.

(i)    Status. The Contracts or other arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Sale, and the ICT Infrastructure will continue to be available for use by the Company and Parent immediately following the consummation of the Sale and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Parent. The Company is the sole legal and beneficial owner of, or is authorized to use pursuant to a valid and enforceable written license or lease, the ICT Infrastructure. The ICT Infrastructure that is currently used in the Company’s business constitutes all the information and communications technology and other systems infrastructure reasonably necessary for the needs of such business, and has sufficient capacity and has been sufficiently maintained and supported to satisfy the requirements of the business with regard to information and communications technology, data processing and communications. The ICT Infrastructure is: (A) in working order and functions in accordance with all applicable documentation and specifications, (B) maintained and supported in a commercially reasonable manner and is covered by maintenance Contracts and warranty provisions reasonably sufficient to remedy, or provide compensation for, any material defect and (C) protected by commercially reasonable security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.

(ii)    No Faults. In the past three years has not experienced any disruption in or to the operation of the Company’s business as a result of: (A) any substandard performance or defect in any part of the ICT

Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure.

(iii)    ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and neither the Company nor, to the Knowledge of the Company, any other Person is in breach of any Contract (including any Contract for Third-Party Intellectual Property) that relates to the ICT Infrastructure, and the Company (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).

(q)    Privacy and Personal Data.

(i)    The Company’s data, privacy and security practices conform, and at all times have conformed in all material respects, to all applicable Privacy Laws.

(ii)    The Company has at all times: (A) provided adequate notice and obtained any necessary consents from Persons required for the Processing of Personal Data as conducted by or for the Company, (B) abided by any privacy choices (including opt-out preferences) of Persons relating to their Personal Data and (C) strictly adhered to and fully complied with all obligations, commitments and restrictions related to and governing the Processing of Company Data, in each case, under Privacy Law applicable to the Company or Company Privacy Policies (collectively, “Company Privacy Commitments”). The Company has established and maintains commercially reasonable controls and measures to evaluate, monitor and ensure its compliance with all Company Privacy Commitments. Neither the execution, delivery and performance of this Agreement nor the taking over by Parent of all of the Company Data and other information relating to the Company will cause, constitute, or result in a breach or violation of any applicable Privacy Laws or other Company Privacy Commitments, or agreements entered into by customers of the Company Products. Copies of all current and prior Company Privacy Policies have been made available to Parent and such copies are true, correct and complete.

(iii)    The Company has established and maintains commercially reasonable technical, physical and organizational measures, including policies, procedures, security systems and technologies, in compliance in all material respects with all data security requirements under the Company Privacy Commitments that are designed to protect the confidentiality, integrity and availability of ICT Infrastructure, Company Data and other Confidential Information and protect it against accidental, unauthorized or unlawful Processing. The Company implements and maintains such measures pursuant to a comprehensive written information security program. The Company has taken appropriate steps to confirm the reliability of its employees, contractors and personnel of its service providers that Process Company Data or have access to Confidential Information, to train such individuals on all applicable aspects of Privacy Laws and other Company Privacy Commitments and to ensure that all such individuals are under written obligations of confidentiality with respect to such data and information.

(iv)    No breach, security incident or violation of any Privacy Laws applicable to the Company or other Company Privacy Commitments in relation to Company Data or ICT Infrastructure has occurred, and there has been no unauthorized or unlawful Processing of any Company Data. To the Knowledge of the Company, no circumstance has arisen in which: (A) Privacy Laws would require the Company to notify a Governmental Entity or other Person of a data security breach or security incident or (B) applicable guidance or codes of practice promulgated under Privacy Laws applicable to the Company would recommend the Company to notify a Governmental Entity or other Person of a data security breach.

(v)    The Company has not received or experienced and, to the Knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Action, Order, notice, communication, warrant, regulatory opinion, or allegation from a Governmental Entity or any other Person: (A) alleging or confirming non-compliance with Company Privacy Commitments or Privacy Laws, (B) requiring or requesting the Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, or (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company. The Company has not been involved in any Actions involving a breach or alleged breach of Privacy Laws or other Company Privacy Commitments.

(r)    Company Websites. To the Knowledge of the Company, no domain names have been registered by any Person other than the Company that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company. The contents of any Company Website and all transactions conducted over the Internet comply in all material respects with applicable Law in the United States..

3.10    Material Contracts.

(a)    Except for this Agreement and the Contracts specifically identified in Section 3.10 of the Company Disclosure Letter (with each of such Contracts specifically identified under subsection(s) of such Section that correspond to the Subsection or Subsections of this Section 3.10(a) applicable to such Contract), the Company is not a party to or bound by any of the following Contracts (each, a “Material Contract”):

(i)    (A) any management service, partnership or joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(ii)    any Contract with a (A) Company customer or distributor providing for payments to the Company during any calendar year through December 31, 2019 in excess of $15,000 in the aggregate or (B) a Company Supplier;

(iii)    any continuing Contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets providing for payments to or by the Company during any calendar year through December 31, 2019 in excess of $25,000 in the aggregate;

(iv)    any Contract that expires or may be renewed at the option of any Person other than the Company so as to expire more than one year after the Agreement Date;

(v)    any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer’s representative Contract;

(vi)    any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company-Owned Intellectual Property, (B) imposes on the Company any non-competition covenants or other restrictions relating to the Company Products or Company-Owned Intellectual Property or (C) that limits or would limit the freedom of the Company or any of its successors, assigns or Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;

(vii)    all licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property, except for Contracts for Third-Party Intellectual Property that is Open Source Software or generally, commercially available software and (A) is not material to the Company and (B) has not been modified or customized for the Company;

(viii)    any license, sublicense or other Contract to which the Company is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property Rights;

(ix)    any license, sublicense or other Contract pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property Rights;

(x)    any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Parent);

(xi)    any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company in the ordinary course of business consistent with past practice pursuant to the Company’s standard unmodified form (a copy of which has been provided to Parent);

(xii)    any agreement of indemnification or warranty or any Contract containing any support, maintenance or service obligation or cost on the part of the Company (other than under its unmodified form of standard customer or distributor agreement, the form of which has been provided to Parent);

(xiii)    any settlement agreement with respect to any Action;

(xiv)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Company Membership Interests or assets of the Company or otherwise seeking to influence or exercise control over the Company;

(xv)    any Contract or plan (including any option, merger and/or bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Company Membership Interests or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such Company Membership Interests, other securities or options, warrants or other rights therefor, except for the repurchase rights (if any) disclosed on Section 3.5(a) or Section 3.5(b)(i) or Section 3.5(c) of the Company Disclosure Letter;

(xvi)    any Contract with any labor union or any collective bargaining agreement or similar Contract with its Employees;

(xvii)    any separation agreement, settlement agreement with any current or former employee, member, manager, consultant or contractor, under which the Company has any current actual or potential Liability, as well as any settlement agreement, consent decree or other similar agreement with any Governmental Entity;

(xviii)    any employment Contract or offer letter with any current or former employee, member, manager, consultant, contractor or beneficial owner of more than 1% of the total Company Membership Interests that is not immediately terminable at-will by the Company without more than 90 days’ notice or, severance;

(xix)    any Contract providing for retention payments, change of control payments, severance, accelerated vesting or any other payment or benefit that may or will become due as a result of the Sale;

(xx)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xxi)    any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person, including any Contract mortgaging, pledging or otherwise placing an Encumbrance (other than Permitted Encumbrances) on any material portion of the assets of the Company;

(xxii)    any Contract for capital expenditures in excess of $50,000 in the aggregate;

(xxiii)    any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property providing for payments by the Company during any calendar year through December 31, 2019 in excess of $25,000 in the aggregate;

(xxiv)    any Contract with any investment banker, broker, advisor or similar party retained by the Company, in connection with this Agreement and the Sale;

(xxv)    any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;

(xxvi)    any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement or task or delivery order (each a “Government Contract”);

(xxvii)    any Contract entered into by the Company with any customer or reseller of the Company that provide for obligations by the Company or, following consummation of the Sale, by Parent, that do not terminate within one year following the Closing;

(xxviii)    any other oral or written Contract or obligation not listed in clauses (i) through (xxvii) that is otherwise material to the Company or its business, operation, financial condition, properties or assets.

(b)    All Material Contracts are in written form. The Company has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and, to the Knowledge of the Company, is not alleged to be in default of, any Material Contract. Each of the Material Contracts is in full force and effect against the Company, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (A) become a default or event of default under any Material Contract or (B) give any third party (I) the right to declare a default or exercise any remedy under any Material Contract, (II) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (III) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract or (IV) the right to cancel, terminate or modify any Material Contract. The Company has not received any written notice or other written communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has heretofore made available to Parent in the Data Room (1) correct and complete copies of each written Material Contract and (2) summaries of each oral Material Contract, together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto.

3.11    Employee Benefit Plans and Employee Matters.

(a)    Section 3.11(a) of the Company Disclosure Letter lists each Company Employee Plan. The Company has delivered or made available to Parent: (i) an accurate and complete copy of all material documents setting forth the terms of each such Company Employee Plan, including all amendments thereto and all related trust documents; (ii) a complete and accurate copy of the annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code, with respect to each such Company Employee Plan for the three most recent plan years (or such lesser number of plan years as such Company Employee Plan has been in existence); (iii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each such Company Employee Plan; (iv) if any such Company Employee Plan is funded through a trust or any third-party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies of the most recent financial statements thereof; (v) accurate and complete copies of all Contracts relating to each such Company Employee Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; (vi) all material correspondence, if any, to or from any Governmental Entity relating to each such Company Employee Plan in the last 12 months; (vii) all forms and related notices required under COBRA with respect to each such Company Employee Plan; and (viii) all insurance policies, if any, in the possession of the Company or any ERISA Affiliate pertaining to fiduciary liability insurance covering the fiduciaries for each such Company Employee Plan.

(b)    The Company does not sponsor or maintain any self-funded medical plan. None of the Company Employee Plans promises or provides medical, dental or life insurance benefits to any Person for any reason following their termination of employment or service other than as required under COBRA or similar state Law and the Company has complied in all material respects with the requirements of COBRA in all material respects and each similar state Law. No Company Employee Plan is subject to the Laws of a jurisdiction outside the United States.

(c)    Each Company Employee Plan has been administered in all material respects in accordance with its terms and in compliance in all material respects with the requirements prescribed by any and all applicable Laws (including ERISA and the Code), and the Company and each ERISA Affiliate has, in all material respects, performed all material obligations required to be performed by it under, the Company Employee Plans.

(d)    Neither the Company nor any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All material contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates or has been properly accrued for contributions to each Company Employee Plan. No Action is pending or has been brought, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan (other than claims for benefits in the ordinary course), including any audit or inquiry by any Governmental Entity, including, the IRS or United States Department of Labor.

(e)    Except as set forth on Section 3.11(a) of the Company Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(f)    Neither the Company nor any of its ERISA Affiliates has ever maintained, established, sponsored, participated in, had any Liability with respect to or had any obligation to contribute to any: (i) plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii)  “multiemployer plan” within the meaning of Section 3(37) of ERISA; (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(g)    The Company is, and has at all times been, in compliance in all material respects with all applicable Law respecting employment, including: discrimination in employment, terms and conditions of employment, fair employment practices, fair labor standards, workers’ compensation, the WARN Act (or similar state Law), leaves of absence, disability accommodation, immigration, equal opportunity, pay equity, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), wages, hours, overtime laws, meal and rest periods, occupational safety and health, wrongful discharge, retaliation, employment terminations and employment practices. No current or former employee of the Company could reasonably be deemed misclassified for overtime purposes under applicable wage and hour laws.

(h)    To the Knowledge of the Company, the Company is not and has not engaged in any unfair labor practice. The Company is not a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, nor is any such agreement being negotiated, nor is there any duty on the part of the Company to bargain with any labor organization or representative, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company. The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing, nor has the Company experienced any union organization attempts, labor disputes or work stoppage or slowdowns due to labor disagreements.

(i)    The Company is, and at all times has been, in compliance in all material respects with any Contracts or other obligations due to or in connection with (i) any current or former independent contractor or consultant; and (ii) any current or former employee. The Company has withheld and reported and remitted all amounts required by Law or Contract to be withheld and reported and remitted with respect to wages, salaries and other payments. The Company has paid in full to all current and former employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation that are due and owing to such Persons, other than reimbursements of expenses in accordance with the Company’s policies and wages or fees for the applicable current salary or work period. The Company has withheld and reported all amounts required by any Law or Contract to be withheld and reported with respect to wages, salaries and other payments to any current or former employee. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for current or former employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). The Company is not a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices. There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to the Knowledge of the Company, threatened, between the Company and any of its current or former employees, independent contractors or consultants, which controversies have or would reasonably be expected to result in any Action before any Governmental Entity or material Liability.

(j)    The Company has provided to Parent true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment, severance, retention or change of control agreements, (iii) all forms of independent contractor agreements for individual independent contractors or consultants, (iv) all forms of confidentiality, non-competition or inventions agreements used with Company Employees, independent contractors or consultants, (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder, and a schedule of bonus commitments made to Employees of the Company, (vii) any commission plan or other incentive compensative agreement, and a schedule of the actual or estimated commission payments owed but unpaid to each eligible Employee and (viii) any such document in clauses (i)-(vii) that deviates materially from the form document. The Company has also provided to Parent true, correct and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of current and former employees of the Company.

(k)    The Company has heretofore made available to Parent a list, true, correct and complete as of the Agreement Date, identifying all officers and Employees of the Company, and showing each such individual’s name, start date, employing entity, position, annual remuneration, status as exempt/non-exempt, status as full-time, part-time or temporary, annual base salary or hourly wage rate, commission, bonus or other incentive compensation opportunities for the current fiscal year and the most recently completed fiscal year (including for employees in jurisdictions outside of the United States holiday and sick pay entitlements), accrued but unused vacation and/or paid time off, city/state/country of employment, date of hire, notice period for termination, as applicable, visas status, as applicable, and any leave of absence status and anticipated date of return to service. Section 3.11(k) of the Company Disclosure Letter also accurately sets forth a list, true, correct and complete as of the Agreement Date, identifying each individual who is or was at any time within the last 36 months an independent contractor or consultant and advisory board member, and, for each, (i) such individual’s compensation (including all payments or benefits of any type) and the terms of compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto, (iv) description of services performed by such individual, (v) the notice or termination provisions applicable to the services provided by such individual and (vi) the jurisdiction where such individual is located.

(l)    Section 3.11(l) of the Company Disclosure Letter accurately identifies each former employee of the Company who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or i

s scheduled to receive) any severance-related payments and benefits and identifies the Company Employee Plan(s) pursuant to which such payments and benefits are being provided.

(m)    To the Knowledge of the Company, no current or former employee, independent contractor or consultant of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer or other entity relating to the right of any such Person to be employed by or perform services to the Company. The Company has correctly classified all current and former employees, independent contractors and consultants pursuant to applicable Law, and there is no pending, or to the Knowledge of the Company, threatened Action before any Governmental Entity or would reasonably be expected to result in any material Liability with respect to the classification of the Company’s employees, independent contractors and consultants. No current or former independent contractor or consultant has provided services to the Company for a period of six consecutive months or longer, or is eligible to participate in any Company Employee Plan. The Company has never had any temporary or leased employees that were not treated and accounted for in all respects as Company employees.

(n)    Except as set forth on Section 3.11(n) of the Company Disclosure Letter, the employment of each of the Employees of the Company is “at will” and the Company has no obligation to provide (i) payment of severance or other compensation or consideration or (ii) any particular form or period of notice prior to terminating the employment of any of its Employees.

(o)    Except as set forth on Section 3.11(o) of the Company Disclosure Letter, no Employee of the Company has given notice to the Company to terminate his or her employment with the Company and, to the Knowledge of the Company, no Employee of the Company intends (nor will be entitled as a result of the execution, delivery or performance of this Agreement or the consummation of the Sale) to terminate his or her employment with the Company. No employee of the Company has been dismissed in the 12 months immediately preceding the Agreement Date. There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s Employees.

(p)    There have not been any proceedings or Actions, to which the Company or, to the Knowledge of the Company, any Employee was or is a party, concerning any alleged misfeasance or malfeasance issues with respect to an Employee, including any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, discrimination/sexual harassment, whistleblowing issues, or other violation of the rights of employees, former employees or employment candidates. There is no claim, pending or threatened against the Company by any Employee, in respect of any illness or injury, which is not fully covered by insurance. To the Company’s Knowledge, there is no basis on which a Governmental Entity could commence any such proceeding or Action. Neither the Company, the sole Member, nor any Person acting at the request of any of the foregoing has initiated or conducted any internal investigations or inquiries concerning any such misfeasance or malfeasance issues with respect to any Employee.

(q)    Except as set forth on Section 3.11(q) of the Company Disclosure Letter, neither the execution, delivery or performance of this Agreement, nor the consummation of the Sale will, individually or in combination with the occurrence of some other event (but where the consummation of the Sale was also a required event), (i) result in any payment or benefit (including severance, change of control payment, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former Employee, manager, independent contractor or consultant, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, manager, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person, or (v) result in any payment or benefit being non-deductible pursuant to Sections 280G and 4999 of the Code.

3.12    Foreign Corrupt Practices. Neither the Company, nor any member, officer, Affiliate or Employee of the Company (in their capacities as such or relating to their employment, services or relationship with the Company), has (i) taken any action directly or indirectly in furtherance of an offer, payment, promise to pay or authorization or approval of any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of what form, whether in money, property or services (A) to obtain favorable treatment for business or Contracts secured, (B) to pay for favorable treatment for business or Contracts secured, (C) to obtain special concessions or for special concessions already obtained, (D) to improperly influence or induce any act or decision, (E) to secure any improper advantage or (F) in violation of applicable Law (including the Foreign Corrupt Practices Act) or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

3.13    Litigation. There is not, nor has there ever been, any Action to which the Company is a party pending before any Governmental Entity, or threatened against the Company or any of its respective assets or any of its respective current or former members, managers, officers or Employees (in their capacities as such). There is no Order against the Company, any of its assets or any of its members, managers, officers or, to the Company’s Knowledge, Employees (in their capacities as such). To the Company’s Knowledge, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or any of its members, managers, officers or Employees (in their capacities as such or relating to their employment, services or relationship with the Company) based upon: (a) the Company entering into this Agreement, any of the Sale or the Related Agreements, including a claim arising out of an alleged breach of a fiduciary duty in connection therewith, (b) any confidentiality or similar agreement entered into by the Company regarding its assets or (c) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Parent, whether by way of merger, consolidation, sale of assets or otherwise. The Company does not have, and never has had, any Action pending against any other Person. This Section 3.13 shall not apply to any Actions relating to Taxes or any Company Employee Plan.

3.14    Insurance. Section 3.14 of the Company Disclosure Letter lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, Employees, officers, members and managers (in such capacities as Employees, officers, members and managers) of the Company, including the type of coverage, the carrier, the policy limits of coverage, the term and the annual premiums of such policies. There are and have been no claims in the last five years for which an insurance carrier has denied or threatened to deny coverage. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Agreement Date), and the Company is otherwise in material compliance with the terms of such policies and bonds.

3.15    Environmental, Health and Safety Matters. The Company is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the Knowledge of the Company, any threatened Actions by any Person alleging that the properties or assets of the Company are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements.

3.16    Customers and Suppliers.

(a)    The Company has no outstanding material disputes concerning its products and/or services with any Company Customer. Each Company Customer is listed on Section 3.16(a) of the Company Disclosure Letter. The Company has not received any written notice from any Company Customer that such Company Customer shall not continue as a customer of the Company (or Parent) after the Closing or that such Company Customer intends to terminate or materially modify existing Contracts with the Company (or Parent).

(b)    The Company has no outstanding material disputes concerning products and/or services provided by any Company Supplier, and there is no material dissatisfaction on the part of the Company with respect to any Company Supplier. Each Company Supplier is listed on Section 3.16(b) of the Company Disclosure Letter. The Company has not received any written notice from any Company Supplier that such supplier shall not continue as a supplier to the Company (or Parent) after the Closing or that such Company Supplier intends to terminate or materially modify existing Contracts with the Company (or Parent). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on its business.

3.17    Interested Party Transactions. None of the officers or the Member of the Company and, to the Knowledge of the Company, none of the other Employees of the Company, nor any immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, member, manager, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to any Contract to which the Company is a party or by which the Company or its assets is bound, except for normal compensation and benefits for services as an officer, director, manager, member or employee thereof or (iii) to the Knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Company’s business, except for the rights of a Member under Law.
3.18    Books and Records. The Company has provided to Parent true, correct and complete copies of (a) all documents identified on the Company Disclosure Letter and (b) the Charter Documents, each as currently in effect. The Company has not maintained minute books and the Company has not held any meetings of the sole Member since the time of incorporation of the Company. The books, records and accounts of the Company (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (iv) accurately and fairly reflect the basis for the Financial Statements.
3.19    Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Sale on behalf of the Company.
3.20    Officers. No officer of the Company (i) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding minor traffic violations) or (ii) is or has been subject to any judgment or order of, the subject of any pending civil or administrative action by the Securities and Exchange Commission or any self-regulatory organization.
3.21    No Other Representations. Other than as expressly set forth in this Agreement (including in this Article III and the Company Disclosure Letter), neither Seller nor the Company nor any other Person makes any other representations or warranties, or has made any other express or implied representation or warranty, either written or oral, including, without limitation, in respect of certain projections, predictive or other forward looking materials, including projected statements of operating revenues and income, projected expenses and certain business plan information, provided by management that are not included in the representations and warranties set forth in this Agreement or the Company Disclosure Letter.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT
Parent hereby represents and warrants to the Company, as of the Agreement Date, as follows:
4.1    Organization and Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2    Authority and Enforceability.

(a)    Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the Sale. The execution and delivery of this Agreement and the consummation of the Sale have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Parent enforceable against Parent, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(b)    The execution and delivery of this Agreement by Parent do not, and the consummation of the Sale will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Parent, in each case as amended to date or (ii) applicable Law, except in the case of each of clauses (i) and (ii) where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not reasonably be likely to prevent or materially delay or impair Parent’s ability to consummate the Sale or to perform its obligations under this Agreement.

4.3    Legal Proceedings. There is no Action pending against Parent and, to the knowledge of Parent, no such Action has been threatened against Parent, and Parent is not subject to any Order, in each case that, individually or in the aggregate, would be reasonably likely to prevent or materially delay or impair Parent’s ability to consummate the Sale or to perform its obligations under this Agreement.

4.4    Financial Capability. Parent has available sufficient cash or other sources of immediately available funds to pay all amounts payable pursuant to this Agreement if, as and when due, and Parent’s obligations hereunder are not subject to any conditions regarding Parent’s ability to obtain financing.
4.5    Investment Representation. Parent is acquiring the Company Membership Interests for its own account, for investment and not with a view toward resale or distribution thereof in violation of any federal or state securities laws. Parent will not offer, sell, transfer, assign, pledge or hypothecate any of the Company Membership Interests in the absence of registration, or pursuant to an applicable exemption under, federal and all applicable state securities laws. Parent is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended. Parent confirms that Seller and the Company have made available to it and its representatives such opportunity to ask questions of the personnel of the Company, as well as access to the properties, assets, premises, books and records and other documents and data of Seller and the Company as Parent has requested.

4.6    Non-Reliance; No Other Representations or Warranties; Disclaimer Regarding Estimates and Projections.

(a)    Parent has conducted such investigation of the Company and the Company’s business as it has deemed sufficient to make an informed decision concerning the transactions contemplated hereby. Parent acknowledges that it has (i) had an opportunity to review all materials and information requested by it to the extent such materials and information exist, (ii) had an opportunity to review all of the documents, records, reports and other materials identified in the Company Disclosure Letter, (iii) received access to the properties and assets of the Company and is familiar with the condition thereof and (iv) to its satisfaction, had an opportunity, upon reasonable request, to interview, question or otherwise solicit relevant and non-privileged information concerning the Company from Seller.

(b)    Parent acknowledges that, except for the representations and warranties contained in this Agreement (which representations and warranties are the sole representations and warranties relied upon by Parent in connection with the transactions contemplated hereby), neither Seller, nor the Company, nor any of the Company’s agents, Affiliates or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Parent or any other Person, express or implied, at law or in equity, on behalf of the Company or Seller, and Parent hereby disclaims, and acknowledges that it is not relying upon, any such representation or warranty, notwithstanding the delivery or disclosure to Parent or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by Seller, the Company or any of the Company’s officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.

(c)    In connection with Parent’s investigation of the Company, Parent has received certain projections, predictive and other forward looking materials, including projected statements of operating revenues and income, projected expenses and certain business plan information. Parent acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent is familiar with such uncertainties and that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, neither Seller nor the Company makes any representation or warranty with respect to such estimates, projections and other forecasts and plans.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1    Confidentiality; Public Disclosure.

(a)    The parties hereto acknowledge that Parent and the Company have previously executed that certain Mutual Nondisclosure Agreement, dated as of September 7, 2016, by and between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Seller hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though Seller was a party thereto. With respect to Seller, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Sale or this Agreement received by Seller after the Closing or relating to the period after the Closing.

(b)    Notwithstanding anything to the contrary in the Confidentiality Agreement or this Agreement, Parent may, without the consent of Seller, the Company or any other Person, make such disclosures and filings as it may reasonably determine are required by applicable Law, including applicable securities Laws and stock exchange listing rules; provided, however, that prior to the making of any disclosure or filing that references the Sale or the other transactions contemplated hereby, Parent shall provide Seller with a reasonable opportunity to review and comment on such disclosure or filing and shall consider in good faith any comments of Seller with respect thereto, except that Parent shall not have any such obligation with respect to any disclosure or filing that is substantially the same as a previously made disclosure or filing for which Seller was provided with such an opportunity. Subject to the immediately foregoing sentence, the parties shall not, and the parties shall cause each of its respective Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Sale or use the other parties’ name or refer to the other party directly or indirectly in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party, unless required by applicable Law (after such party’s outside legal counsel determines such disclosure is required).

5.2    Employees. For a period of 12 months following the Effective Date, Parent shall, or shall cause its Affiliates to, provide each employee of the Company (collectively, the “Continuing Employees”), during any portion of such period that such employee is employed by Parent or any of its Affiliates, with (a) base compensation, wages and target bonus opportunities that are substantially comparable in the aggregate to the base compensation, wages and target bonus opportunities provided to such employee by the Company under the Company Benefit Plans immediately prior to the Closing Date and (b) employee benefits (including severance benefits, paid time off and vacation benefits) that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of Parent and its Affiliates.

5.3    Benefits.

(a)    With respect to the benefit plans of Parent or its applicable Affiliate in which the Continuing Employees become eligible to participate after the Closing Date (each a “Parent Plan”), Parent shall, or shall cause its applicable Affiliate to, with respect to each Parent Plan that is a medical or health plan, (i) waive any exclusions for pre-existing conditions under such Parent Plan that would result in a lack of coverage for any condition for which the applicable Continuing Employee would have been entitled to coverage under the Company Employee Plan in which such Continuing Employee was an active participant immediately prior to becoming eligible to participate in the Parent Plan, (ii) waive any waiting period under such Parent Plan, to the extent that a Continuing Employee satisfied a waiting period under the similar Company Employee Plan in which such Continuing Employee was an active participant immediately prior to becoming eligible to participate in the Parent Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period), and (iii) provide each Continuing Employee with credit for any deductibles paid by such Continuing Employee under the similar Company Employee Plan in which such Continuing Employee was an active participant immediately prior to becoming eligible to participate in the Parent Plan (but only to the same extent such credit was given under such Company Employee Plan) in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan for the plan year in which the Continuing Employee becomes eligible to participate in such Parent Plan. With respect to each Parent Plan, other than a Parent Plan that is a defined benefit pension plan or a retiree welfare plan, in which the Continuing Employees become eligible to participate after the Closing Date, Parent shall, or shall cause its Subsidiaries to, recognize service of the Continuing Employees with the Company for purposes of (x) eligibility to participate and vesting credit and (y) solely with respect to vacation and severance benefits, benefit accrual. Such service credit shall be recognized only to the extent that such service was recognized for that purpose under the similar Company Employee Plan prior to such Continuing Employees becoming eligible to participate in each such Parent Plan or to the extent required by applicable Laws; provided, however, that the foregoing shall not apply to the extent it would result in duplication of benefits.

(b)    The provisions of this Agreement, including Section 5.2 and Section 5.3, are for the benefit of the parties to this Agreement only and shall not be construed to grant any rights, as a third party beneficiary or otherwise, to any person who is not a party to this Agreement, nor shall any provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of Parent, Seller or the Company (or their respective Affiliates) to amend, modify or terminate any such employee benefit plan.

5.4    Expenses. Whether or not the Sale is consummated, except as otherwise set forth herein, each of the Company and Seller shall bear its own, and its respective legal, auditors’, financial advisors’ and other representatives’ fees and other expenses incurred with respect to this Agreement and the Sale.
5.5    Tax Matters.

(a)    Cooperation. Each of Parent, Seller and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns of the Company and any Action with respect to Taxes of the Company. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Tax Return or Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided thereunder. Parent, the Company and Seller agree to (i) retain all books and records with respect to Tax matters of the Company relating to any taxable period beginning before the Agreement Date until expiration of the statute of limitations of the respective taxable periods plus one year, and to abide by all record retention agreements entered into with any Tax Authority and (ii) use commercially reasonable efforts to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so reasonably requests, Parent and Seller, as the case may be, shall allow the other party to take possession of such books and records; provided, however, that neither Parent nor any of its Affiliates (which will include the Company following the Closing) shall have any obligations o

r responsibilities with respect to such matters addressed in clause (i) of this sentence (other than with respect to agreements entered into with a Tax Authority) beyond those set forth under Parent’s general policy on records retention. Parent, the Company and Seller shall use their reasonable efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Sale.

(b)    Contests. Parent and the Company, on the one hand, and Seller, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of the Company relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matter except to the extent such party was actually prejudiced as a result thereof. Parent shall have sole control of the conduct of all Tax Matters, including any settlement or compromise thereof. Seller may participate, at his own expense, in the conduct of any Tax Matter. Notwithstanding anything else in this Section 5.5(b), for the avoidance of doubt, Seller shall have sole control (including settlement or compromise thereof) of the conduct of any matter with respect to Taxes of Seller, including any matter the subject of which is flow-through income of the Company.

(c)    Tax Returns.

(i)    Consistent with the Company’s treatment as a disregarded entity for income Tax purposes, Seller shall include all items of income, gain, loss and deduction of the Company for any period or portion thereof through the Closing Date (based on a closing of the books method) on Seller’s income Tax Returns. Seller shall prepare and timely file or cause to be prepared and timely filed all Tax Returns that are required to be filed by or with respect to the Company on or before the Closing Date, and Seller shall pay, or cause to be paid, all Taxes shown as due on such Tax Returns. All items of income, gain, loss and deduction of the Company for any period or portion thereof beginning after the Closing Date shall be reported on Parent’s income Tax Returns. All income Tax deductions that result from or are attributable to payment of (a) Third-Party Expenses and (b) the write-off of deferred financing fees and payment of Indebtedness shall, to the extent permitted by Law and to the extent economically borne by Seller, be reported on Seller’s income Tax Returns.

(ii)    Parent shall prepare or cause to be prepared all non-income Tax Returns of the Company first due after the Closing Date (other than any such Tax Returns that already have been filed prior to the Closing Date) that include any taxable period or portion thereof ending on or before the Closing Date (such Tax Returns, the “Parent Prepared Returns”). Parent shall prepare Parent Prepared Returns in a manner consistent with the past practice of the Company, unless otherwise required by applicable Law. At least 10 Business Days prior to the due date for any Parent Prepared Return (taking into account any extension) that reflects any Taxes that form the basis for a claim for indemnification pursuant to this Agreement, Parent shall provide Seller with a draft copy of such Tax Return for review and comments. Parent shall consider in good faith any reasonable comments that Seller submits in writing to Parent no less than five Business Days prior to the due date of such Parent Prepared Return (taking into account any applicable extension). Parent shall timely file (after taking into consideration any extensions available) with the applicable Governmental Entity such Tax Returns as finally prepared pursuant to this Section 5.5(c)(ii).

(iii)    For purposes of this Agreement, with respect to Taxes of the Company relating to a Straddle Period, the portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (i) in the case of Taxes, other than those based on income, receipts or expenses (including, e.g., payroll Taxes), deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of Taxes based on income, receipts or expenses, determined as though the taxable period of the Company terminated at the close of business on the Closing Date.

(d)    Transfer Taxes. All transfer, sales, use, stamp, conveyance, real property transfer, recording, registration, documentary, filing and similar Taxes and administrative fees (including notary fees) arising from the Sale (“Transfer Taxes”) shall be borne one-half by Parent and one-half by Seller. Parent shall be responsible for timely filing all necessary documents (including, but not limited to, all Tax Returns) with respect to all Transfer Taxes and shall provide Seller with evidence satisfactory to Seller that such Transfer Taxes have been paid by Parent. Seller shal

l cooperate with Parent in the filing of any Tax Returns with respect to Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns.

(e)    Tax Treatment. The parties acknowledge and agree that, for U.S. federal income Tax purposes, the Sale is to be treated as a purchase and sale of all the assets of the Company. The parties shall file all Tax Returns in a manner consistent herewith, and no party shall take any Tax position inconsistent with this Section 5.5(e) or shall agree to any proposed adjustment inconsistent herewith by any Tax Authority without giving the other party prior written notice.

(f)    Purchase Price Allocation. Within 60 days following the final determination of the adjustments pursuant to Section 1.3, Parent shall provide Seller in writing with an allocation of the Purchase Price (and all other items and amounts required to be taken into account under the Code) among the assets of Company for income Tax purposes in accordance with Section 1060 of the Code and the Treasury regulations thereunder (the “Allocation Schedule”), which allocation shall be made in accordance with the principles set forth in Schedule 5.5(f). If Seller disputes any item on the Allocation Schedule, Seller shall raise such objection in writing to Parent within thirty (30) days after delivery by Parent of the Allocation Schedule. If Seller does not submit such written objection within thirty (30) days after delivery by Parent of the Allocation Schedule, the Allocation Schedule shall be final and binding upon the Parties. If Seller timely submits such objection, Parent and Seller will use reasonable efforts to reach agreement on a mutually acceptable allocation and if Parent and Seller are unable to resolve their dispute within thirty (30) days of delivery of such objection, then Parent and Seller shall submit the dispute to the Accounting Firm for resolution. The fees and expenses of the Accounting Firm shall be paid one half by Parent and one half by Seller. Parent, the Company and Seller shall report, act and file all Tax Returns (including amended Tax Returns and claims for refunds or credits) and information reports consistent with the Allocation Schedule, and neither Parent, the Company, nor Seller shall take any position inconsistent therewith upon examination of any such Tax Return, in any examination, audit or other proceeding with respect to such Tax Returns, nor shall Parent or Seller agree to any proposed adjustment to the Allocation Schedule by any Tax Authority without first giving the other party prior written notice, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law). Neither Parent nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging the Allocation Schedule. Within thirty (30) days after an Earnout Payment is made, Parent shall deliver to Seller a revised Allocation Schedule. Any disputes regarding the revised Allocation Schedule shall be addressed in the same manner as set forth above with respect to the delivery of the initial Allocation Schedule.

(g)    No Distributions. Notwithstanding anything in the Charter Documents of the Company to the contrary, the parties agree that following the Closing, Seller shall not be entitled to any distributions (including Tax distributions) from the Company.

(h)    Tax Sharing Agreements. All Tax sharing agreements or similar agreements between the Company and Seller shall be terminated prior to the Agreement Date, and, after the Agreement Date, the Company shall not be bound thereby or have any liability thereunder.

(i)    Pre-Closing Tax Refunds. Any refund of Taxes or credit against payment of Taxes (including any interest thereon) that is actually recognized by Parent or its Affiliates (including the Company) after the Closing that relates to the Company and that is attributable to a Pre-Closing Tax Period (a “Pre-Closing Tax Refund”) shall (to the extent such Taxes were paid by the Company or Seller prior to the Closing or pursuant to this Agreement) be the property of Seller, and Parent shall pay or cause to be paid promptly to Seller the amount of such refund or credit together with any interest thereon, net of any out-of-pocket cost (including Taxes) to Parent and its Affiliates (including the Company) attributable to the obtaining and receipt of such Pre-Closing Tax Refund. A Pre-Closing Tax Refund with respect to a Straddle Period shall be determined in accordance with the principles set forth in Section 5.5(c)(iii). Notwithstanding anything in this Agreement to the contrary, Pre-Closing Tax Refunds shall not include any refund attributable to the carryback of a net operating loss or other Tax attribute arising in any taxable period beginning after the Closing Date (and the portion of any Straddle Period beginning after the Closing Date) and neither Parent nor any of its Affiliates (including the Company) shall be under any obligation to claim or apply for a Pre-Closing Tax Refund. To the extent any portion of any Pre-Closing Tax Refund that Parent pays or causes to be paid to Seller pursuant to this Section 5.5(i) is subsequently disallowed by or required to be returned to the applicable Tax Authority, Seller agrees promptly to repay such portion, together with any interest, penalties or other additional amounts imposed by such Tax Authority, to Parent.

(j)    After the Closing, without the prior written consent of Seller, Parent and its Affiliates (including the Company) will not, and will not cause or permit the Company to, make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, a Pre-Closing Tax Period with respect to the Company.

5.6    Payment Guaranty.

(a)    To induce Seller to enter into this Agreement, Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to Seller the due and punctual payment and performance of Parent’s obligations under this Agreement, including any Liabilities arising out of a breach thereof (collectively, the “Guaranteed Obligations”). This guarantee may not be revoked or terminated and shall remain in full force and effect without interruption and shall be binding on Guarantor and its successors and assigns until the Guaranteed Obligations have been satisfied in full.

(b)    The guaranty set forth in Section 5.6(a) (the “Guaranty”) is an absolute, unconditional and continuing guarantee of the full and punctual payment and performance by Parent of the Guaranteed Obligations and not of collection. Should Parent default in the payment or performance of any of the Guaranteed Obligations, Guarantor’s obligations hereunder shall become due and payable to Seller.

(c)    Guarantor hereby represents and warrants to the Company that: (i) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action and do not contravene any provision of Guarantor’s organizational documents or any Law or contractual restriction binding on Guarantor or its assets; (ii) this Agreement constitutes a legal, valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to Fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity), and (iii) nothing in this Agreement shall terminate Guarantor’s obligations under the Confidentiality Agreement.

(d)    Nothing in this Section 5.6 shall waive any defenses, counterclaims or rights of setoff that Parent may have under this Agreement or applicable Law.

ARTICLE VI
POST-CLOSING INDEMNIFICATION

6.1    Survival of Representations and Warranties.

(a)    Company and Seller Representations and Warranties. The representations and warranties of the Company and Seller set forth in this Agreement shall survive until 11:59 p.m. (Pacific time) on the date that is 12 months following the Agreement Date; provided, however, that (i) Fraud with respect to a representation or warranty and the Fundamental Representations (other than those representations and warranties in Section 3.7) shall survive the Closing and continue in full force and effect until 11:59 pm (Pacific time) on the date that is six years following the Agreement Date and (ii) representations and warranties of the Company and Seller set forth in Section 3.7 shall survive the Closing and continue in full force and effect until 11:59 pm (Pacific time) on the date that is 60 days after the applicable statute of limitations expires; provided, further, that all representations and warranties of the Company and Seller shall survive beyond the Expiration Date with respect to any inaccuracy therein or breach thereof if a written Indemnification Claim Notice with respect to such indemnification claim is delivered in accordance with Section 6.4 below prior to the Expiration Date of such representation and warranty, in which case such representation and warranty shall survive as to such claim only until such claim has been fully and finally resolved in accordance with this Agreement. The date on which a representation or warranty expires is referred to as the “Expiration Date.” For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties under applicable Law. The expiration of any representation and warranty of the Company and Seller shall not affect any indemnification claim for breaches of representations or warranties of the Company and Seller with respect to the matters set forth in a corresponding written Indemnification Claim Notice if a written Indemnification Claim Notice with respect to such indemnification claim is delivered in accordance with Section 6.4 below prior to the Expiration Date of such representation and warranty.

(b)    Parent Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall terminate at Closing.

6.2    Indemnification.

(a)    From and after and by virtue of the Sale, Seller shall indemnify and hold harmless Parent and its directors, officers, employees, Affiliates, agents and other Representatives (the “Indemnified Parties”), from and against all Losses paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (regardless of whether or not such Losses relate to any third-party claims), resulting from or arising out of any of the following (each an “Indemnifiable Matter”):

(i)    any breach of or inaccuracy in a representation or warranty of the Company or Seller (other than the Fundamental Representations) contained in this Agreement (but not including the Key Employee Offer Letter);

(ii)    any breach of or inaccuracy in any Fundamental Representation;

(iii)    any failure by the Company (prior to the Closing) or Seller to perform or comply with any of their covenants or agreements set forth in this Agreement;

(iv)    (A) any inaccuracy in any information set forth in the Closing Spreadsheet or (B) any claim by or on behalf of any Person that such Person is entitled to receive, in respect of such Company Membership Interests, any amounts in excess of the amounts indicated on the Closing Spreadsheet in connection with the Sale;

(v)    any Closing Third-Party Expenses or Closing Indebtedness, in each case, to the extent not included in the calculation of the Closing Payment (as adjusted in accordance with Section 1.3);

(vi)    any Post-Closing Deficit owed pursuant to Section 1.3(e);

(vii)    any Fraud on the part of Seller or the Company with respect to a representation or warranty in this Agreement; and

(viii)    any Pre-Closing Taxes to the extent not included in the calculation of Closing Indebtedness as finally determined pursuant to Section 1.3.

(b)    Notwithstanding anything herein to the contrary, for purposes of Sections 6.2(a)(i) and 6.2(a)(ii), the calculation of Losses shall be made without regard to any qualification based on materiality, Company Material Adverse Effect or similar qualifier contained in any covenant, representation or warranty; provided, however, that, in no event shall (A) “Material Contract” be read to mean “Contract” or (B) the term “Company Material Adverse Effect” be read out of Section 3.6(f)(ii).

(c)    Seller shall not have any right of contribution, indemnification or right of advancement from the Company or Parent following Closing with respect to any Loss claimed by an Indemnified Party.

(d)    This Article VI shall be the sole and exclusive remedy of the Indemnified Parties from and after the Closing for any claims arising under this Agreement, including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement; provided, however, that this Section 6.2(d) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief.

6.3    Limitations on Indemnification.

(a)    Except in the case of Fraud, the Indemnified Parties, individually and as a group, may not recover any Losses pursuant to an indemnification claim under Section 6.2(a)(i) unless and until all such claims under Section 6.2(a)(i) equal or exceed $270,000 in Losses in the aggregate (the “Deductible Amount”), in which case the Indemnified Parties shall be entitled to recover all Losses in excess of the Deductible Amount that are paid, incurred, suffered or sustained by the Indemnified Parties as a group.

(b)    Subject to Section 6.3(c) and except in the case of Fraud, the Indemnified Parties, individually and as a group, may not recover any Losses pursuant to an indemnification claim under Section 6.2(a)(i) to the extent that the total amount of Losses recovered by the Indemnified Parties pursuant to all such indemnification claims equals or exceeds $4,725,000 and in no event shall the aggregate liability of Seller for indemnification claims under Section 6.2(a)(i) exceed $4,725,000; provided, that in the event of a claim for Fraud there shall be no such limitation.

(c)    Any amounts payable pursuant to an indemnification claim by an Indemnified Party pursuant to Sections 6.2(a)(i) and 6.2(a)(ii) shall be paid first, from the Indemnity Escrow Fund and second, following exhaustion of such Indemnity Escrow Fund, by Seller. Subject to the limitations set forth in Sections 6.3(a) and 6.3(b), th

e Indemnified Parties shall (i) be entitled to bring indemnification claims directly against Seller and (ii) subject to the preceding sentence, be permitted to recover Losses directly from Seller for indemnification claims. In no event shall the aggregate liability of Seller for all indemnification claims under Sections 6.2(a)(ii) through 6.2(a)(vi) and 6.2(a)(viii) exceed the portion of the Purchase Price actually received by Seller (including any funds deposited into the Indemnity Escrow Fund); provided, that in the event of a claim for Fraud there shall be no such limitation.

(d)    Any Losses for indemnification under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or other Indemnifiable Matter.

(e)    The amount of Losses payable under this Article VI by Seller shall be reduced by any and all amounts actually recovered by Parent or any other Indemnified Party under applicable insurance policies or from any other Person responsible therefor (in each case net of any expenses incurred by Parent or any other Indemnified Party in collecting such amount and any increase in insurance premiums (but only to the extent such increase is attributable to the applicable indemnity claim)). If Parent or any other Indemnified Party receives any amounts under applicable insurance policies or from any other Person responsible for any Losses, subsequent to an indemnification payment by Seller, then Parent or such other Indemnified Party shall promptly reimburse Seller for any payment made or expense incurred by Seller in connection with providing such indemnification up to the amount received by Parent or such other Indemnified Party, net of any expenses incurred by Parent or such other Indemnified Party in collecting such amount and any increase in insurance premiums (but only to the extent such increase is attributable to the applicable indemnity claim).

(f)    Except with respect to Transaction Payroll Taxes included in the definition of “Third Party Expenses” (as finally determined under Section 1.3), Seller shall have no liability or indemnity for, and Losses shall not include, any Taxes of or with respect to the Company with respect to any taxable period or portion thereof beginning after the Closing Date.

(g)    Except as provided in Section 5.5(d) with respect to Transfer Taxes, Seller shall have no liability or indemnity or requirement to pay, under any provision of this Agreement (including Section 1.3 and Article VI) or otherwise, for Taxes or Losses arising out of or related to state or local sales and/or use Taxes of the Company (inclusive of costs incurred by Parent or Guarantor related to the preparation of related filings) in excess of an aggregate amount of $100,000, which $100,000 has been included in Pre-Closing Taxes.

6.4    Indemnification Claim Procedures.

(a)    Subject to the limitations set forth in Section 6.1, if an Indemnified Party wishes to make an indemnification claim under this Article VI, including for a Third-Party Claim, such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to Seller and the Escrow Agent prior to the Expiration Date (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) describing (A) the amount of claimed Losses in reasonable detail (to the extent known and reasonably quantifiable) and (B) the basis for such anticipated liability and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related. An Indemnified Party may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof.

(b)    If Seller shall not object in writing within the 20 Business Day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by Seller that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice.

(c)    In the event that Seller shall timely deliver an Indemnification Claim Objection Notice to Parent and the Escrow Agent prior to the expiration of the 20 Business Day period described in Section 6.4(b), Seller and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the claims that are the subject of such Indemnification Claim Objection Notice. If Seller and Parent should so agree, such agreement shall constitute an irrevocable determination of such claims. A memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of an indemnification claim to be recovered from the Indemnification Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and make distributions from the Indemnification Escrow Fund in accordance with the terms thereof.

(d)    If no such agreement with respect to one or more claims that are the subject of such Indemnification Claim Objection Notice (each, an “Unresolved Claim”) can be reached after good faith negotiation and prior to 60 days after delivery of an Indemnification Claim Objection Notice, Parent may file suit with respect to such Unresolved Claim in any court having jurisdiction in accordance with Section 7.8. No Losses being disputed under this Section 6.4(d) with respect to any Unresolved Claim shall be paid until a final determination is made by a court of competent jurisdiction or is settled pursuant to a settlement agreement or is agreed to by Seller in writing (in each case, a “Final Determination”). If an indemnification claim is to be recovered from the Indemnification Escrow Fund, Parent shall furnish such Final Determination to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such Final Determination and make distributions from the Indemnification Escrow Fund in accordance with the terms thereof.

(e)    Not later than 10 Business Days following the date of the agreement of the parties pursuant to Section 6.4(c) or the date of any Final Determination pursuant to Section 6.4(d), the Escrow Agent shall promptly release to Parent from the Indemnification Escrow Fund cash with an aggregate value equal to the Losses set forth in the memorandum or Final Determination, as applicable. Should the amount held in the Indemnification Escrow Fund, if any, be insufficient to satisfy in whole the amount to be paid to an Indemnified Party in accordance with such memorandum, then, subject to the limitations set forth in this Article VI, Seller shall, within 60 days following the date of such memorandum, pay to the Indemnified Parties, the amount of such shortfall in cash by wire transfer of immediately available funds.

6.5    Third-Party Claims. In the event Parent becomes aware of a third-party claim (a “Third-Party Claim”) which Parent reasonably believes may result in a claim for indemnification pursuant to this Article VI, Parent shall promptly notify Seller prior to the applicable Expiration Date of such claim with an Indemnification Claim Notice (a “Third-Party Notice”) and the Third-Party Notice shall be accompanied by copies of any documentation submitted by the third party making such Third-Party Claim, if any; provided, that so long as a Third-Party Notice is delivered to Seller prior to the applicable Expiration Date, no delay or failure on the part of Parent in delivering a Third-Party Notice shall cause Parent to forfeit any indemnification rights under this Article VI except to the extent that Seller is materially prejudiced by such delay or failure. Upon receipt of a Third-Party Notice, Seller shall be entitled to participate in, but not to control, determine or conduct, the defense of such Third-Party Claim. Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim and Seller shall not be entitled to control any negotiation of settlement, adjustment or compromise with respect to any such Third-Party Claim. In the event of a Third-Party Claim that Parent defends against or settles which, if adversely determined, would give rise to a right of recovery for Losses hereunder, then any defense costs incurred by an Indemnified Party in connection with such Third-Party Claim, regardless of the outcome of such claim, shall be deemed Losses hereunder. In the event of any conflict or overlap between the provisions of Section 5.5(b) and this Section 6.5, the provisions of Section 5.5(b) shall control.

ARTICLE VII
GENERAL PROVISIONS

7.1    Certain Interpretations. When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When calculating the period of time within which or following which any act is to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is a non-Business Day, the period in question shall end on the next Business Day. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
7.1    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission (in each case with receipt verified by electronic confirmation) or (iii) one Business Day after being sent by courier or express delivery service; provided, that in each case the notice or other communication is sent to the address, facsimile telephone number or electronic mail address set forth beneath the name of such party below (or to such other address, facsimile telephone number or electronic mail address as such party shall have specified in a written notice given to the other parties hereto):

(a)    if to Parent or Guarantor, to:

TrueCar Dealer Solutions, Inc.
120 Broadway, Suite 200
Santa Monica, CA 90401
Telephone: (800) 200-2000
E-mail: jswart@truecar.com
with a copy (which shall not constitute notice) to:

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attention: David J. Segre
Email: dsegre@cooley.com

(b)    if to Seller, to:

Andrew Gordon
c/o Steven R. London
Pepper Hamilton, LLP
19th Floor, High Street Tower
125 High Street
Boston, Massachusetts 02110
Email: andrewpgordon6@gmail.com
with a copy (which shall not constitute notice) to:

Pepper Hamilton, LLP
19th Floor, High Street Tower
125 High Street
Boston, Massachusetts 02110
Attention: Steven R. London
Email: londons@pepperlaw.com

7.3    Amendment; Waiver. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by all parties hereto. This Agreement may be waived by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement of such waiver is sought.

7.4    Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.

7.5    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.6    Specific Performance and Other Remedies.

(a)    The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to seek a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Action.

(b)    Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

7.7    Governing Law. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction).

7.8    Exclusive Jurisdiction; Waiver of Jury Trial.
(a)    ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF), AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.8(b).

7.9    Entire Agreement. This Agreement, the Exhibits, Annexes and Schedules hereto, the Company Disclosure Letter, the Related Agreements and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder.

7.10    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

7.11    Legal Representation. Parent agrees that, as to all communications between and among all counsel for Seller, the Company and/or their respective Affiliates (including, without limitation, Pepper Hamilton LLP), and Seller, the Company and/or their respective Affiliates that relate in any way to the transactions contemplated by or in connection with this Agreement (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to Seller and may be controlled by Seller Group and will not pass to or be claimed by Parent or any of its respective Affiliates (including, following the Closing, the Company). The Privileged Communications are the property of Seller, and from and after the Closing none of Parent, its Affiliates (including, following the Closing, the Company), or any Person purporting to act on behalf of or through Parent or such Affiliates will seek to obtain such Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means. Parent, and its Affiliates (including, following the Closing, the Company), together with any of their respective Affiliates, successors or assigns further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving Seller or any of his Affiliates after the Closing. The Privileged Communications may be used by Seller and/or any of his Affiliates in connection with any dispute that relates to the transactions contemplated by or in connection with this Agreement, including in any claim for indemnification brought by Parent or any other Indemnified Party. Notwithstanding the foregoing, in the event that a dispute arises between Parent or any of its Affiliates and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, Parent and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party, provided that neither Parent nor its Affiliates (including, following the Closing, the Company) may waive such privilege without the prior written consent of Seller. Parent, for itself and its Affiliates, (i) hereby confirms that no engagement that Pepper Hamilton LLP has undertaken or may undertake on behalf of Seller will be asserted by Parent or any of its Affiliates either as a conflict of interest with respect to, or as a basis to preclude, challenge or otherwise disqualify Pepper Hamilton LLP from, any current or future representation of Seller, and (ii) hereby waives any conflict of interest that exists on or prior to the Closing, or that might be asserted to exist after the Closing, and any other basis that might be asserted to preclude, challenge or otherwise disqualify Pepper Hamilton LLP in any continuing or post-Closing representation of Seller.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Guarantor, Seller and the Company have caused this Agreement to be executed as of the date first written above.
TRUECAR DEALER SOLUTIONS, INC.

By:    /s/ Chip Perry
Name:    Chip Perry
Title:    President

TRUECAR, INC.

By:    /s/ Chip Perry
Name:    Chip Perry
Title:    President & Chief Executive Officer

IN WITNESS WHEREOF, Parent, Guarantor, Seller and the Company have caused this Agreement to be executed as of the date first written above.

DEALERSCIENCE, LLC

By:    /s/ Andrew Gordon
Name:    Andrew Gordon
Title:    Chief Executive Officer

ANDREW GORDON

By:    /s/ Andrew Gordon

ANNEX A
CERTAIN DEFINED TERMS
“Accounting Firm” is defined in Section 1.3(d).
“Action” shall mean any action, suit, complaint, litigation, audit, proceeding, arbitration or other similar dispute.
“Adjustment Escrow Amount” shall mean an amount equal to $250,000.
“Adjustment Escrow Fund” is defined in Section 2.2(b)(i)(A)(I).
“Affiliate” of any Person shall mean another Person that directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with, such first Person.
“Allocation Schedule” is defined in Section 5.5(f).
“Agreement” is defined in the Preamble.
“Agreement Date” is defined in the Preamble.
“Author” is defined in Section 3.9(g).
“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in Los Angeles, California are authorized or obligated by Law or executive order to close.
“Charter Documents” is defined in Section 3.1(b).
“Closing” is defined in Section 1.1.
“Closing Cash” shall mean the cash, cash equivalents and marketable securities of the Company net of outstanding checks and restricted cash as of immediately prior to the Closing, calculated using the same accounting principles, practices, procedures, policies and methods employed in the preparation of the Financial Statements.
“Closing Deliverables” is defined in Section 2.3.
“Closing Indebtedness” shall mean the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company as of immediately prior to the Closing, including any penalties or premiums that would be associated with the full repayment and retirement of such Indebtedness (whether prior to or following the Closing).
“Closing Payment” shall mean an amount in cash equal to (i) $27,000,000, plus (ii) the Estimated Closing Cash, minus (iii) Estimated Closing Indebtedness, minus (iv) Estimated Closing Third-Party Expenses, minus (v) the Adjustment Escrow Amount and minus (vi) the Indemnity Escrow Amount.
“Closing Spreadsheet” is defined in Section 2.3(i).
“Closing Third-Party Expenses” shall mean unpaid Third-Party Expenses of the Company as of immediately prior to the Closing.
“COBRA” shall mean the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and Sections 601 through 608 of ERISA, and any similar and applicable state or local statute, and, in each case, any official guidance promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company” is defined in the Preamble.
“Company Authorizations” is defined in Section 3.4(b).
“Company Balance Sheet” is defined in Section 3.6(b).
“Company Balance Sheet Date” is defined in Section 3.6(b).
“Company Customer” shall mean each customer or distributor, reseller, sales agent, referral partner, or other channel partner of the Company from whom the Company received payments in excess of $25,000 in the aggregate during the 12-month period ended November 30, 2018.
“Company Data” is defined in Section 3.9(a)(i).
“Company Disclosure Letter” is defined in the Preamble to Article III.
“Company Employee Plan” shall mean (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to any Employee, non-Employee manager, consultant or independent contractor, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate, under which any Employee, non-Employee manager, consultant or independent contractor (of any dependent thereof) is eligible to receive benefits or otherwise participate, and/or with respect to which the Company or any ERISA Affiliate of the Company has or may have any Liability or obligation is defined in Section 3.11(a).
“Company Financial Certificate” shall mean a certificate executed by Seller, solely in his capacity as an officer of the Company, dated as of the Agreement Date, certifying, as of the Closing, to the accuracy of each item set forth on the Estimated Closing Statement and the Closing Spreadsheet.
“Company Intellectual Property” is defined in Section 3.9(a)(ii).
“Company Intellectual Property Agreements” is defined in Section 3.9(a)(iii).
“Company Material Adverse Effect” shall mean any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other related Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, financial condition or results of operations of the Company taken as a whole, other than any Effect arising out of, resulting from or attributable to (a) changes generally affecting the U.S. or global economy, financial or securities markets; (b) any outbreak or escalation of war or any act of terrorism; (c) any change in operating, business, regulatory or other conditions in the industry in which the Company operates; or (d) any adoption, implementation, repeal, modification, reinterpretation or proposal of any Law, regulation or policy by any Governmental Entity, or any panel or advisory body empowered or appointed thereby; provided, however, that any change and effect referred to in clauses (a), (b), (c) or (d), immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur only to the extent that such Effect has a disproportionate effect on the Company as compared to other participants in the automotive digital retailing industry.
“Company Membership Interests” shall mean the memberships interests of the Company issued and outstanding immediately prior to the Closing.

“Company-Owned Intellectual Property” is defined in Section 3.9(a)(iv).
“Company Privacy Commitments” is defined in Section 3.9(q)(ii).
“Company Privacy Policies” is defined in Section 3.9(a)(v).
“Company Products” is defined in Section 3.9(a)(vi).
“Company Registered Intellectual Property” is defined in Section 3.9(a)(vii).
“Company Source Code” is defined in Section 3.9(a)(viii).
“Company Supplier” shall mean each supplier or partner of the Company that supplied products, services or support (including with respect to the development, hosting or maintenance of the Company’s technology or web properties) and to whom the Company made payments in excess of $25,000 in the aggregate during any calendar year through December 31, 2019.
“Company Voting Debt” is defined in Section 3.5(b).
“Company Websites” is defined in Section 3.9(a)(ix).
“Company’s Knowledge” or “Knowledge of the Company” (or any derivation thereof) shall mean, with respect to the Company, the actual knowledge of Andrew Gordon after reasonable inquiry of all relevant employees, consultants and advisors of the Company who would reasonably be expected to have knowledge of the matters in question.
“Confidential Information” is defined in Section 3.9(i).
“Confidentiality Agreement” is defined in Section 5.1(a).
“Continuing Employees” is defined in Section 5.2.
“Contract” shall mean any contract, mortgage, indenture, lease, license, covenant, insurance policy or other agreement, instrument, or commitment, permit, concession, franchise or license, whether oral or written.
“Control” (including its correlative meanings “Controlled by” and “under common Control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or other equity interests, by Contract or otherwise).
“Data Room” is defined in the definition of “made available.”
“Deductible Amount” is defined in Section 6.3(a).
“Dispute Statement” is defined in Section 1.3(c).
“Earnout Payments” is defined in Section 1.4.
“Employee” shall mean any employee of the Company as of immediately prior to the Closing.
“Encumbrance” shall mean, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” shall mean all applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any other Person under common control with the Company that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.
“Escrow Agent” shall mean the escrow agent designated under the Escrow Agreement or another institution reasonably acceptable to Parent and Seller, and any successor escrow agent appointed pursuant to the Escrow Agreement.
“Escrow Agreement” is defined in Section 2.2(b)(i)(B).
“Escrow Funds” is defined in Section 2.2(b)(i)(A).
“Escrow Period” is defined in Section 2.2(b)(i)(B).
“Estimated Closing Cash” is defined in Section 1.3(a).
“Estimated Closing Indebtedness” is defined in Section 1.3(a).
“Estimated Closing Statement” is defined in Section 1.3(a).
“Estimated Closing Third-Party Expenses” is defined in Section 1.3(a).
“Expiration Date” is defined in Section 6.1(a).
“Financial Statements” is defined in Section 3.6(a).
“Fraud” shall mean common law fraud as interpreted under Delaware Law.
“Fundamental Representations” shall mean those representations and warranties set forth in Section 3.1(a) (Organization, Good Standing, Power and No Subsidiaries), Section 3.2(a) (Authority and Enforceability), Section 3.5(a) (Company Capital Structure), Section 3.7 (Tax Matters) and Section 3.19 (Transaction Fees).
“GAAP” shall mean United States generally accepted accounting principles.
“Government Contract” is defined in Section 3.10(a)(xxvi).
“Governmental Entity” shall mean any court, tribunal or arbitral or judicial body (including any grand jury), administrative agency or commission or other federal, state, county, local or other foreign governmental, legislative, administrative or quasi-governmental authority, instrumentality, agency or commission.
“Guaranteed Obligations” is defined in Section 5.6(a).
“Guaranty” is defined in Section 5.6(b).
“HIPAA” is defined in Section 3.9(q)(i).

“ICT Infrastructure” is defined in Section 3.9(a)(x).
“Indebtedness” of any Person shall mean, without duplication: (i) all Liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments, and all Liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all Liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as Liabilities; (iii) all Liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all Liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured (and only to the extent actually drawn); (v) all estimated Pre-Closing Taxes of the Company (even if not currently accrued for GAAP purposes) and any current Liabilities for Taxes of the Company; (vi) all accrued interest, fees and prepayment penalties on the items described in clauses (i) through (v) above; and (vii) all guarantees by such Person of any Liabilities of a third party of a nature similar to the types of Liabilities described in clauses (i), (ii), (iii), (iv), (v) or (vi) above, to the extent of the obligation guaranteed.
“Indemnifiable Matter” is defined in Section 6.2(a).
“Indemnification Claim Notice” is defined in Section 6.4(a).
“Indemnification Claim Objection Notice” is defined in Section 6.4(b).
“Indemnified Parties” is defined in Section 6.2(a).
“Indemnity Escrow Amount” shall mean an amount equal to $2,700,000.
“Indemnity Escrow Fund” is defined in Section 2.2(b)(i)(A).
“Intellectual Property” is defined in Section 3.9(a)(xi).
“Intellectual Property Rights” is defined in Section 3.9(a)(xii).
“Invoice” is defined in Section 2.3(h).
“IRS” shall mean the United States Internal Revenue Service.
“Key Employee Offer Letter” is defined in the Recitals.
“Law” shall mean any applicable U.S. or non-U.S. supranational, international, federal, state, local or other constitution, law, statute, ordinance, rule, regulation, published directive, policy or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.
“Liabilities” shall mean all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under applicable Law or any Action or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Losses” shall mean any debts, obligations and other Liabilities (whether absolute or contingent, liquidated or unliquidated, due or to become due, accrued or not accrued), losses, claims, damages, Taxes, deficiencies, judgments, assessments, fines, fees, penalties, expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors, consultants and other experts and other expenses of litigation) in each case that may be imposed or otherwise incurred or suffered; provided, however, that Losses shall not include exemplary damages or punitive damages except to the extent that such damages are actually awarded by a Governmental Entity in respect of a Third-Party Claim.
“made available” shall mean that the Company has posted such materials to the virtual data room located at https://datasiteone.merrillcorp.com on or prior to the date that is at least one Business Day prior to the Agreement Date (the “Data Room”).
“Material Contract” is defined in Section 3.10(a).
“Member” shall mean a member of the Company.
“Non-Competition and Non-Solicitation Agreement” shall mean the Non-Competition and Non-Solicitation Agreement executed and delivered concurrently herewith by Seller.
“Offer Letter” shall mean an offer letter for at-will employment with Parent or the Company following Closing.
“Open Source Materials” is defined in Section 3.9(a)(xiii).
“Operating Agreement” is defined in Section 3.1(b).
“Order” shall mean any order, judgment, injunction, ruling, edict or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.
“Parent” is defined in the Preamble.
“Parent Plan” is defined in Section 5.3.
“Parent Prepared Returns” is defined in Section 5.5(c)(ii).
“Payoff Letter” is defined in Section 2.3(h).
“Permitted Encumbrances” shall mean: (i) statutory liens for Taxes (x) not yet due and payable or (y) being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the Company Balance Sheet, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of applicable Law to secure payments of customs duties in connection with the importation of goods, (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of customer agreement (a copy of which has been provided to Parent) and (vii) restrictions under applicable securities Laws.
“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity (or any department, agency or political subdivision thereof).
“Personal Data” is defined in Section 3.9(a)(xiv).
“Post-Closing Adjustment Amount” is defined in Section 1.3(e)(iv).
“Post-Closing Deficit” is defined Section 1.3(e)(i).
“Post-Closing Statement” is defined in Section 1.3(b).

“Post-Closing Surplus” is defined in Section 1.3(e)(ii).
“Pre-Closing Tax Period” shall mean any taxable period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Period ending on and including the Closing Date.
“Pre-Closing Tax Refund” is defined in Section 5.5(i).
“Pre-Closing Taxes” shall mean any Taxes (i) of the Company or any Member relating or attributable to any Pre-Closing Tax Period, including Taxes that are not yet due and payable, (ii) any and all Taxes of a Person other than the Company for which the Company is liable (x) as a result of having been a member of an affiliated, consolidated, combined, aggregate or unitary group (or any predecessor of any of the foregoing) on or prior to the Agreement Date or (y) pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law or regulation as a result of having been a member of an affiliated, consolidated, combined or unitary group (or any predecessor of any of the foregoing) on or prior to the Agreement Date, (iii) of the Company as a result of an express or implied obligation to assume Taxes or to indemnify any other Person, as a transferee or successor, by Contract or pursuant to any Law, which Taxes are with respect to a Pre-Closing Tax Period and relate to an event or transaction occurring before the Closing, (iv) of the Company arising as a result of the transactions contemplated by this Agreement or any Related Agreement, including any Transaction Payroll Taxes and Seller’s share of Transfer Taxes; provided, however, that Pre-Closing Taxes shall not include Taxes resulting from any action taken by Parent and its Affiliates (including the Company) outside the ordinary course of business (except as specifically contemplated by this Agreement) with respect to the Company after the Closing and on the Closing Date. Notwithstanding the foregoing, “Pre-Closing Taxes” shall not be deemed to include more than $100,000 of state or local sales and/or use Taxes (inclusive of costs incurred by Parent or Guarantor related to the preparation of related filings).
“Privacy Laws” is defined in Section 3.9(a)(xv).
“Process” or “Processing” is defined in Section 3.9(a)(xvi).
“Proprietary Information and Technology” is defined in Section 3.9(a)(xvii)
“Purchase Price” shall mean all cash amounts payable to Seller pursuant to this Agreement (upon the terms set forth in this Agreement (including the provisions pursuant to which a portion of such amounts is set aside in the Escrow Funds)), which amounts include any Earnout Payments made pursuant to Section  1.4.
“Related Agreements” shall mean the Escrow Agreement, the Non-Competition and Non-Solicitation Agreement, the Key Employee Offer Letter and all other agreements and certificates entered into by the Company or Seller in connection with the transactions contemplated herein.
“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, members, managers, Affiliates or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“Resolution Period” is defined in Section 1.3(d).
“Review Period” is defined in Section 1.3(c).
“Sale” is defined in Section 1.1.
“Straddle Period” shall mean any Tax period beginning on or before and ending after the Closing Date.
“Subsidiary” shall mean any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors or managers constituting a majority of the members of such Person’s board of directors, managers or other governing body.
“Tax” (and, with correlative meaning, “Taxable”) shall mean any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, escheat, unclaimed property, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, or similar governmental fee or like assessment or charge, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”).
“Tax Authority” is defined in the definition of “Tax.”
“Tax Matter” is defined in Section 5.5(b).
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any amendment thereof or attachment thereto.
“Third-Party Claim” is defined in Section 6.5.
“Third-Party Expenses” shall mean all fees and expenses, including all legal, accounting, financial advisory, consulting and all other fees and expenses of any third party incurred by or on behalf of the Company in connection with the negotiation, consummation and/or effectuation of the terms and conditions of this Agreement and the Sale, including, (i) any payments made or anticipated to be made by the Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the Sale, (ii) any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Sale, but excluding any payments with “double-trigger” provisions that are incurred following the Closing as a result of any action by Parent or its affiliates following the Closing, and including, for the avoidance of doubt, any transaction bonus) of the Company that become due and payable in connection with the consummation of the Sale; (iii) any Liability of the Company under deferred compensation plans, phantom equity plans, severance or bonus plans, or similar arrangements made payable in whole or in part as a result of the Sale, excluding any such plans that require future service to Parent prior to payment; (iv) the cost of the Company D&O Tail Policy; and (v) any Transaction Payroll Taxes.
“Third-Party Intellectual Property” is defined in Section 3.9(a)(xviii).
“Third-Party Notice” is defined in Section 6.5.
“Transaction Payroll Taxes” shall mean the employer portion of payroll or employment Taxes incurred in connection with any bonuses, option cashouts or cash converted awards or other compensatory payments made in connection with the transactions contemplated by this Agreement, whether payable by Parent or the Company and regardless of when paid or accrued.
“Transfer Taxes” is defined in Section 5.5(d).
“Unresolved Claim” is defined in Section 6.4(d).
“WARN Act” shall mean Worker Adjustment Retraining Notification Act of 1988, as amended.